ALAMOS GOLD INC.
and
RICHMONT MINES INC.

______________________________________________________________________________
ARRANGEMENT AGREEMENT
______________________________________________________________________________

Dated as of September 11, 2017

TABLE OF CONTENTS
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TABLE OF CONTENTS
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ARRANGEMENT AGREEMENT
THIS ARRANGEMENT AGREEMENT (this “Agreement”) made as of the 11th day of September, 2017.
BETWEEN:
ALAMOS GOLD INC., a corporation amalgamated under the laws of Ontario, (hereinafter referred to as “Alamos”)
- and -
RICHMONT MINES INC., a corporation incorporated under the laws of Quebec, (hereinafter referred to as “Richmont” and together with Alamos, the “Parties” and each, a “Party”)
WITNESSES THAT:
WHEREAS Alamos and Richmont wish to enter into this Agreement to implement the acquisition by Alamos of all the issued and outstanding Richmont Shares;
AND WHEREAS the Richmont Board has unanimously determined, after consultation with its legal and financial advisors, that the Arrangement is fair to the Richmont Shareholders and is in the best interests of Richmont, and the Richmont Board has resolved to recommend approval of the Arrangement Resolution to the Richmont Shareholders, all on the terms and subject to the conditions contained herein;
AND WHEREAS the Alamos Board has unanimously determined, after consultation with its legal and financial advisors, that the acquisition of all of the issued and outstanding Richmont Shares pursuant to the Arrangement is in the best interests of Alamos, and the Alamos Board has resolved to recommend approval of the Alamos Resolution to the Alamos Shareholders, all on the terms and subject to the conditions contained herein;
AND WHEREAS the Richmont Locked-Up Shareholders and the Alamos Locked-Up Shareholders have concurrently with the execution and delivery of this Agreement entered into the Richmont Lock-Up Agreements and the Alamos Lock-Up Agreements, respectively;
AND WHEREAS the Parties intend that the issuance of the Alamos Shares will be exempt from the registration requirements of (i) the 1933 Act pursuant to Section 3(a)(10) thereof and (ii) applicable U.S. state securities laws;
NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties, the Parties hereto hereby covenant and agree as follows:
Article 1
DEFINITIONS, INTERPRETATION AND SCHEDULES

1.1    Definitions
In this Agreement (including the recitals hereto), unless the context otherwise requires, the following words and terms shall have the meanings ascribed to them below:

(a)	“1933 Act” means the United States Securities Act of 1933;

(b)	“1934 Act” means the United States Securities Exchange Act of 1934;

(c)	“1940 Act” means the United States Investment Company Act of 1940;

(d)
“Aboriginal Group” includes any Indian or Indian Band (as those terms are defined in the Indian Act (Canada)), First Nation person or people, Métis person or people, aboriginal person or people, native person or people, indigenous person or people, or any person or group asserting or otherwise claiming an aboriginal right (including aboriginal title) or any other aboriginal or Métis interest, and any Person or group representing, or purporting to represent, any of the foregoing;

(e)
“Acquisition Proposal” means in respect of a Party, other than the transactions between the Parties contemplated by this Agreement, any proposal, offer or expression of interest, whether or not in writing, from any Person or group of Persons acting “jointly or in concert”, other than the other Party or its Subsidiaries, to, directly or indirectly, acquire in any manner more than 20% of the assets of such Party (on a consolidated basis) or more than 20% of the issued and outstanding voting or equity securities or any securities exchangeable for or convertible into voting or equity securities of that Party or any one or more of its Subsidiaries, in each case, whether by way of merger, amalgamation, statutory arrangement, recapitalization, reorganization, consolidation, take-over bid, issuer bid, exchange offer, sale of assets (or any lease, long term supply agreement or other arrangement having the same economic effect as a sale of assets), joint venture, earn-in right, liquidation, winding-up, sale or redemption of a material number of shares or rights or interests therein or thereto or similar transactions involving such Party and/or any of its Subsidiaries or any of their respective securityholders or any other Person, whether by way of a single or multistep transaction or series of related transactions, or any other transaction, the consummation of which could reasonably be expected to impede, interfere with, prevent or delay the transactions or reduce the benefits to the other Party contemplated by this Agreement or the Arrangement;

(f)	“affiliate” has the meaning ascribed thereto in the Canadian Securities Administrators’ National Instrument 45-106 – Prospectus Exemptions, unless stated otherwise;

(g)	“Agreement” means this arrangement agreement, together with the schedules attached hereto, as amended, amended and restated or supplemented from time to time;

(h)	“Alamos” shall have the meaning ascribed thereto on the first page of this Agreement;

(i)	“Alamos Board” means the board of directors of Alamos;

(j)	“Alamos Board Approval” shall have the meaning ascribed thereto in Section 3.2(d);

(k)	“Alamos Change in Recommendation” shall have the meaning ascribed thereto in Section 4.2(a)(ii);

(l)
“Alamos Circular” means the notice of the Alamos Meeting to be sent to Alamos Shareholders and the management information circular to be prepared in connection with the Alamos Meeting (which for greater certainty may be a joint circular of the Parties), together with any amendments or supplements thereto, and any other registration statement, information circular or proxy statement which may be prepared in connection with the Alamos Meeting;

(a)	“Alamos Disclosure Letter” means the letter dated as of the date of this Agreement, delivered by Alamos to Richmont pursuant to Section 3.4 with respect to certain matters in this Agreement;

(b)
“Alamos Fairness Opinion” means the oral and subsequent written opinion of BMO Capital Markets, the financial advisor to the Alamos Board, that, as of the date of such opinion, the consideration to be paid by Alamos to the Richmont Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Alamos;

(c)	“Alamos Financial Statements” shall have the meaning ascribed thereto in Section 3.2(g);

(d)	“Alamos Lock-Up Agreements” means the voting and support agreements dated the date hereof made between Richmont and each of the Alamos Locked-Up Shareholders;

(e)	“Alamos Locked-Up Shareholders” means each of the officers and directors of Alamos;

(f)
“Alamos Meeting” means the special meeting, including any adjournments or postponements thereof, of the Alamos Shareholders to be held to consider and, if deemed advisable, to approve, the Alamos Resolution;

(a)
“Alamos Public Disclosure Documents” means all documents filed by Alamos on SEDAR or EDGAR on or after January 1, 2016 and before the date hereof, other than any “risk factor” disclosure contained in any such documents;

(b)
“Alamos Resolution” means the ordinary resolution of the Alamos Shareholders approving the issuance of Alamos Shares in connection with the Arrangement, as required by the rules of the TSX and which shall be in form and substance satisfactory to Alamos and Richmont, each acting reasonably;

(c)	“Alamos Response Period” shall have the meaning ascribed thereto in Section 6.2(a)(v);

(d)	“Alamos Shareholders” means, at any time, the holders of Alamos Shares;

(e)	“Alamos Shares” means the Class A common shares in the capital of Alamos;

(f)	“Alamos Subsidiaries” means, collectively, the Subsidiaries of Alamos;

(g)
“Alamos Superior Proposal” means any bona fide unsolicited written Acquisition Proposal made by an arm’s length third party after the execution of this Agreement to acquire all or substantially all of the assets of Alamos (on a consolidated basis) or 100% of the Alamos Shares not beneficially owned by the party making such Acquisition Proposal and any joint actor or any of their respective affiliates, whether by way of a single or multistep transaction or a series of related transactions, and that is conditional on the Arrangement not being completed and that the Alamos Board determines in its good faith (based upon advice from its financial advisors and outside legal counsel), as reflected in the minutes of the Alamos Board (a copy of which minutes shall be provided to Richmont promptly after such determination by the Alamos Board): (i) complies with Securities Laws and did not result from a breach of Article 6 of this Agreement or any agreement between the Person making such Acquisition Proposal and Alamos; (ii) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (iii) is not subject to any financing condition; (iv) is not subject to a due diligence or access to information condition; (v) in the case of an offer to acquire all of the issued and outstanding Alamos Shares, is made available to all Alamos Shareholders (other than the party making such proposal) on the same terms and conditions (including as to the form and amount of consideration); (vi) would, if consummated in accordance with its terms, but not assuming away any risk of non-completion, result in a transaction more favourable to the Alamos Shareholders from a financial point of view than the terms of the Arrangement (including any adjustment to such terms proposed by Richmont as contemplated by Section 6.2(b)); and (vii) is such that failure to recommend such Acquisition Proposal to the Alamos Shareholders would be inconsistent with the Alamos Board’s fiduciary duties under applicable Law;

(h)	“Anti-Corruption Laws” shall have the meaning ascribed thereto in Section 3.1(nn);

(i)	“ARC” means an advance ruling certificate issued by the Commissioner under Section 102(1) of the Competition Act in respect of the transactions contemplated by this Agreement;

(j)
“Arrangement” means an arrangement pursuant to sections 414 through 420 of the QBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith, herewith or made at the direction of the Court either in the Interim Order or the Final Order with the consent of Alamos and Richmont, each acting reasonably;

(k)	“Arrangement Resolution” means the special resolution of the Richmont Shareholders approving the Plan of Arrangement substantially in the form attached as Schedule C;

(l)
“Articles of Arrangement” means the articles of arrangement of Richmont in respect of the Arrangement, to be filed with the Enterprise Registrar pursuant to the QBCA after the Final Order is made, which shall be in form and substance satisfactory to Alamos and Richmont, each acting reasonably;

(m)
“Authorization” means any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, whether or not having the force of Laws, and includes any Environmental Approval;

(n)	“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Montreal, Quebec, Toronto, Ontario or New York City, New York;

(o)	“Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement, issued pursuant to section 420 of the QBCA;

(p)
“Claims” means any and all debts, costs, expenses, liabilities, obligations, losses and damages, penalties, proceedings, actions, suits, assessments, reassessments or claims of whatsoever nature or kind including regulatory or administrative (whether or not under common law, on the basis of contract, negligence, strict or absolute liability or liability in tort, or arising out of requirements of applicable Laws), imposed on, incurred by, suffered by, or asserted against any Person or any property, absolute or contingent, and, except as otherwise expressly provided herein, includes all reasonable out-of-pocket costs, disbursements and expenses paid or incurred by such Person in defending any action;

(q)	“Code” means the United States Internal Revenue Code of 1986;

(r)	“Code of Ethics” means the Code of Business Conduct and Ethics of Richmont adopted by the Richmont Board on October 25, 2006, as amended;

(s)	“Commissioner” means the Commissioner of Competition under the Competition Act or any person duly authorized to exercise the powers of the Commissioner of Competition;

(t)	“Competition Act” means the Competition Act (Canada);

(u)
“Competition Act Approval” means that the Commissioner: (a) shall have issued an ARC, or (b) the applicable waiting period under Section 123 of the Competition Act shall have expired or been terminated by the Commissioner, or the obligation to submit a notification shall have been waived under paragraph 113(c) of the Competition Act, and the Commissioner shall have issued a No-Action Letter;

(v)
“Completion Deadline” means December 29, 2017. Notwithstanding the foregoing, if the Competition Act Approval has not been obtained by such date, either Party may provide written notice to the other requesting a reasonable extension in order to permit the receipt of the Competition Act Approval, provided that such Party has been working diligently to obtain such approval and the other Party shall in good faith consider and not unreasonably refuse such request;

(w)	“Confidentiality Agreements” means the confidentiality agreements dated as of June 9, 2017 and August 29, 2017 between Richmont and Alamos;

(x)	“Court” means the Superior Court of Quebec;

(y)	“Dissent Rights” means the rights of dissent in respect of the Arrangement described in Article 5 of the Plan of Arrangement;

(z)	“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval system maintained by the SEC;

(aa)	“Effective Date” means the date upon which the Arrangement becomes effective as established by the date shown on the Certificate of Arrangement;

(bb)	“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

(cc)
“Encumbrance” means any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third Person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing, but does not include, when such term is used in reference to Richmont or any Richmont Subsidiary, any Richmont Permitted Encumbrance;

(dd)	“Enterprise Registrar” means the enterprise registrar appointed by the Minister of Revenue of Quebec;

(ee)
“Environmental Approvals” means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions, approvals, decisions, decrees, conditions, notifications, orders, demands or Claims, whether or not having the force of law, issued or required by any Governmental Entity pursuant to any Environmental Laws;

(ff)
“Environmental Laws” means all applicable Laws, whether foreign or domestic, including applicable common law and civil law, for the protection of the natural environment and human health and safety and for the regulation of contaminants, pollutants, waste, toxic and hazardous substances, and includes Environmental Approvals;

(gg)	“Exchange Ratio” means 1.385, subject to adjustment in accordance with the terms hereof;

(hh)
“Final Order” means the order made after application to the Court approving the Arrangement, in form and substance satisfactory to Alamos and Richmont, each acting reasonably, as such order may be amended by the Court at any time prior to the Effective Date (with the consent of both Alamos and Richmont, each acting reasonably) or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (subject to any such amendment being satisfactory to both Alamos and Richmont, each acting reasonably) on appeal;

(ii)
“Financial Indebtedness” means in relation to a person (the “debtor”), an obligation or liability (contingent or otherwise) of the debtor (a) for borrowed money (including overdrafts and including amounts in respect of principal, premium, interest or any other sum payable in respect of borrowed money) or for the deferred purchase price of property or services,

(b) under any loan, stock, bond, note, debenture or other similar instrument or debt security, (c) under any acceptance credit, bankers’ acceptance, guarantee, letter of credit or other similar facilities, (d) under any conditional sale, hire purchase or title retention agreement with respect to property, under any capitalized lease arrangement, under any sale and leaseback arrangement or under any lease or any other agreement having the commercial effect of a borrowing of money or treated as a finance lease or capital lease in accordance with applicable accounting principles, (e) under any foreign exchange transaction, any interest or currency swap transaction, any fuel or commodity hedging transaction or any other kind of derivative transaction, (f) in respect of any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution, (g) in respect of preferred stock (namely capital stock of any class that is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution, over the capital stock of any other class) or redeemable capital stock (namely any class or series of capital stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed on a specified date or is redeemable at the option of the holder thereof at any time, or is convertible into or exchangeable for debt securities at any time), (h) for any amount raised under any transaction similar in nature to those described in paragraphs (a) to (g) of this definition, or otherwise having the commercial effect of borrowing money, or (i) under a guarantee, indemnity or similar obligation entered into by the debtor in respect of an obligation or liability of another Person which would fall within paragraphs (a) to (h) of this definition if the references to the debtor referred to the other Person;

(jj)
“Governmental Entity” means: (i) any supranational, international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, stock exchange or agency, whether domestic or foreign; (ii) any subdivision, agency, commission, board or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation, land use or occupation, or taxing authority under or for the account of any of the foregoing;

(kk)	“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

(ll)	“including” means including, without limitation;

(mm)
“Intellectual Property” means, with respect to a Person, all registered patents, copyrights, trade-marks, trade-names, service marks, logos, commercial symbols and industrial designs, (including applications for all of the foregoing, and renewals, divisions, extensions and reissues, where applicable, relating thereto) owned by or licensed to the Person or its Subsidiaries;

(nn)	“Interim Order” means the order made after application to the Court, in form and substance satisfactory to Alamos and Richmont, each acting reasonably, containing declarations and directions in respect of the notice to be given in respect of, and the conduct of, the Richmont Meeting and the Arrangement, as such order may be amended, supplemented or varied by the Court (with the consent of both Alamos and Richmont, each acting reasonably);

(oo)
“Laws” means all laws (including the common law), by-laws, statutes, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity, including U.S. Securities Laws;

(pp)
“Liability” means, in respect of any Person: (i) any right against such Person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; (ii) any right against such Person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and (iii) any obligation of such Person for the performance of any covenant or agreement (whether for the payment of money or otherwise), in each case, whether accrued, absolute, contingent or otherwise;

(qq)
“Material Adverse Effect” means, in respect of Richmont or Alamos, any one or more changes, effects, events, occurrences or state of facts, which, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, Liabilities, capital, financial condition or continued ownership, development and operation of its properties, of Richmont and the Richmont Subsidiaries, or Alamos and the Alamos Subsidiaries, respectively, in each case on a consolidated basis, other than any change, effect, event, occurrence or state of facts: (i) relating to the global economy or securities or commodities markets in general and which does not have a materially disproportionate effect on Richmont and the Richmont Subsidiaries, or Alamos and the Alamos Subsidiaries, respectively, in each case on a consolidated basis, relative to other companies operating in the same industries and locations as Richmont and the Richmont Subsidiaries, or Alamos and the Alamos Subsidiaries, respectively; (ii) affecting the worldwide gold and silver mining industry in general and which does not have a materially disproportionate effect on Richmont and the Richmont Subsidiaries, or Alamos and the Alamos Subsidiaries, respectively, in each case on a consolidated basis, relative to other companies operating in the same industries and locations as Richmont and the Richmont Subsidiaries, or Alamos and the Alamos Subsidiaries, respectively; (iii) resulting from changes in the price of gold and silver and which does not have a materially disproportionate effect on Richmont and the Richmont Subsidiaries, or Alamos and the Alamos Subsidiaries, respectively, in each case on a consolidated basis, relative to other companies operating in the same industries and locations as Richmont and the Richmont Subsidiaries, or Alamos and the Alamos Subsidiaries, respectively; (iv) relating to the rate at which Canadian dollars can be exchanged for United States dollars or any relevant foreign currency or vice versa; (v) relating to a change in the market trading price of publicly traded securities of Richmont or Alamos, respectively, either: (A) related to this Agreement and the Arrangement or the announcement thereof, or (B) primarily resulting from a change, effect, event, occurrence or state of facts excluded from this definition of Material Adverse Effect under clauses (i), (ii), (iii), (iv), (vi), (vii) or (viii) hereof (it being acknowledged that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there is or has been a Material Adverse Effect); (vi) relating to any generally applicable change in applicable accounting principles; (vii) resulting from the announcement of this Agreement, the pendency of the transactions contemplated herein or compliance with the covenants herein or the satisfaction of the conditions herein; or (viii) any matters disclosed in the Richmont Disclosure Letter or the Alamos Disclosure Letter; and references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a Material Adverse Effect has occurred or whether a change, effect, event, occurrence or state of facts exists or has taken place that has or could have a Material Adverse Effect;

(rr)	“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators;

(ss)	“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

(tt)	“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators;

(uu)	“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators;

(vv)
“No-Action Letter” means a letter from the Commissioner advising the Parties (directly or through counsel) in writing that the Commissioner at that time does not intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated by this Agreement;

(ww)	“NYSE” means the New York Stock Exchange;

(xx)	“Parties” and “Party” shall have the meanings ascribed thereto on the first page of this Agreement;

(yy)	“Pending Acquisition Proposal” shall have the meaning ascribed thereto in Section 6.3(c);

(zz)
“Person” means an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, Governmental Entity or any other entity, whether or not having legal status;

([[)	“PFIC” means a passive foreign investment company for U.S. federal income tax purposes;

(aaa)
“Plan of Arrangement” means a Plan of Arrangement substantially in the form and content of Schedule A attached hereto and any amendment or variation thereto made in accordance with Article 7 of the Plan of Arrangement or Section 7.1 hereof;

(bbb)	“QBCA” means the Business Corporations Act (Quebec);

(ccc)	“Representatives” has the meaning ascribed thereto in Section 6.1(a);

(ddd)	“Retained Employees” shall have the meaning ascribed thereto in Section 4.7(b);

(eee)	“Richmont” shall have the meaning ascribed thereto on the first page of this Agreement;

(fff)
“Richmont Benefit Plan” means all plans with respect to any Richmont or Richmont Subsidiary employees or service providers or former employees or former service providers which Richmont or any Richmont Subsidiary is a party to or bound by or to which Richmont or any Richmont Subsidiary has an obligation to contribute or with respect to which Richmont or any Richmont Subsidiary may have any direct or indirect liability relating to retirement savings, pensions, bonuses, equity awards, profit sharing, deferred compensation, incentive compensation, life or accident insurance, hospitalization, health, medical or dental treatment or expenses, disability, unemployment insurance benefits, employee loans, vacation pay, severance or termination pay or other benefits, other than those benefits provided solely under a Statutory Plan;

(ggg)	“Richmont Board” means the board of directors of Richmont;

(hhh)	“Richmont Board Approval” shall have the meaning ascribed thereto in Section 3.1(d);

(iii)	“Richmont Change in Recommendation” shall have the meaning ascribed thereto in Section 4.1(a)(ii);

(jjj)
“Richmont Circular” means the notice of the Richmont Meeting to be sent to Richmont Shareholders and the management information circular to be prepared in connection with the Richmont Meeting (which for greater certainty may be a joint circular of the Parties), together with any amendments or supplements thereto, and any other registration statement, information circular or proxy statement which may be prepared in connection with the Richmont Meeting;

(kkk)	“Richmont Disclosure Letter” means the letter dated as of the date of the Agreement, delivered by Richmont to Alamos pursuant to Section 3.3 with respect to certain matters in this Agreement;

(lll)	“Richmont DSU Plan” means the deferred share unit plan approved by the Richmont Board on May 5, 2015;

(mmm)	“Richmont DSUs” means deferred share units granted under, or governed by, the Richmont DSU Plan;

(nnn)
“Richmont Fairness Opinions” means the oral and subsequent written opinions of each of Macquarie Capital Markets Canada Ltd. and Maxit Capital LP, the financial advisors to the Richmont Board, that, as of the date of each such opinion, the consideration to be received by the Richmont Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Richmont Shareholders;

(ooo)	“Richmont Financial Statements” shall have the meaning ascribed thereto in Section 3.1(l);

(ppp)	“Richmont Lock-Up Agreements” means the voting and support agreements dated the date hereof made between Alamos and each of the Richmont Locked-Up Shareholders;

(qqq)	“Richmont Locked-Up Shareholders” means each of the officers and directors of Richmont;

(rrr)
“Richmont LTIP” means the omnibus long-term incentive plan approved by the Richmont Board on April 5, 2012, and as amended on February 17, 2017 providing for the granting of Richmont Options, Richmont RSUs, Richmont SARs and Richmont Retention Awards.

(sss)
“Richmont Meeting” means the special meeting, including any adjournments or postponements thereof, of the Richmont Shareholders to be held to consider and, if deemed advisable, to approve, the Arrangement Resolution;

(ttt)	“Richmont Mineral Rights” shall have the meaning ascribed thereto in Section 3.1(p)(i);

(uuu)	“Richmont Options” means share options granted under, or governed by, the Richmont LTIP;

(vvv)	“Richmont Permitted Encumbrances” means:

(i)
minor title defects or irregularities or servitudes, easements, restrictions, encroachments, covenants, rights of way and other similar rights or restrictions in real property or mineral property, or any interest therein, whether registered or unregistered, provided the same are not of such nature as to materially impair the operation or enjoyment of the Richmont Property or Richmont Mineral Rights;

(ii)
undetermined or inchoate liens, charges and privileges (including mechanics’, construction, carriers’, workers’, repairers’, storers’ or similar liens) which individually or in the aggregate are not material, arising or incurred in the ordinary course of business of Richmont;

(iii)
statutory liens, adverse Claims or Encumbrances of any nature whatsoever claimed or held by any Governmental Entity that have not at the time been filed or registered against the title to the Richmont Property or Richmont Mineral Rights or served upon Richmont pursuant to Law or that relate to obligations not due (save and except for statutory liens, adverse Claims or Encumbrances related to Taxes which are due and payable in the ordinary course) or delinquent;

(iv)	the reservations, limitations and exceptions in any original grants from any Governmental Entity of any real property or mineral property or interest therein and statutory exceptions to title that do not materially detract from the value of the Richmont Property or Richmont Mineral Rights or materially impair the operation or enjoyment of the Richmont Property or Richmont Mineral Rights; and

(v)	the Encumbrances listed in Schedule D attached hereto;

(www)	“Richmont Property” shall have the meaning ascribed thereto in Section 3.1(p)(i);

(xxx)
“Richmont Public Disclosure Documents” means all documents filed by Richmont on SEDAR or EDGAR on or after January 1, 2016 and before the date hereof other than any “risk factor” disclosure contained in any such documents;

(yyy)	“Richmont Response Period” shall have the meaning ascribed thereto in Section 6.2(a)(vi)6.2(a)(v);

(zzz)	“Richmont Retention Awards” means retention awards granted under, or governed by, the Richmont LTIP;

([[[)	“Richmont Rights Plan” means the shareholder rights plan agreement dated as of March 30, 2017 between Richmont and Computershare Investor Services Inc., as rights agent.

(aaaa)	“Richmont RSUs” means restricted share units granted under, or governed by, the Richmont LTIP;

(bbbb)	“Richmont SARs” means share appreciation rights granted under, or governed by, the Richmont LTIP;

(cccc)	“Richmont Shareholders” means, at any time, the holders of Richmont Shares;

(dddd)	“Richmont Shares” means the common shares in the capital of Richmont;

(eeee)	“Richmont Subsidiaries” means, collectively, the Subsidiaries of Richmont, as listed in Schedule B attached hereto;

(ffff)
“Richmont Superior Proposal” means any bona fide unsolicited written Acquisition Proposal made by an arm’s length third party after the execution of this Agreement to acquire all or substantially all of the assets of Richmont (on a consolidated basis) or 100% of the Richmont Shares not beneficially owned by the party making such Acquisition Proposal and any joint actor or any of their respective affiliates, whether by way of a single or multistep transaction or a series of related transactions, and that the Richmont Board determines in its good faith (based upon the advice from its financial advisors and outside legal counsel) as reflected in the minutes of the Richmont Board (a copy of which minutes shall be provided to Alamos promptly after such determination by the Richmont Board), (i) complies with Securities Laws and did not result from a breach of Article 6 of this Agreement or any agreement between the Person making such Acquisition Proposal and Richmont; (ii) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal;

(iii) is not subject to any financing condition; (iv) is not subject to a due diligence or access to information condition; (v) in the case of an offer to acquire all of the issued and outstanding Richmont Shares, is made available to all Richmont Shareholders (other than the party making such proposal) on the same terms and conditions (including as to the form and amount of consideration); (vi) would, if consummated in accordance with its terms, but not assuming away any risk of non-completion, result in a transaction more favourable to the Richmont Shareholders from a financial point of view than the terms of the Arrangement (including any adjustment to such terms proposed by Alamos as contemplated by Section 6.2(b)); and (vii) is such that failure to recommend such Acquisition Proposal to the Richmont Shareholders would be inconsistent with the Richmont Board’s fiduciary duties under applicable Law;

(gggg)	“Richmont Title Opinion” shall have the meaning ascribed thereto in Section 5.3(e);

(hhhh)	“SEC” means the United States Securities and Exchange Commission;

(iiii)	“Section 3(a)(10) Exemption” shall have the meaning ascribed thereto in Section 2.7;

(jjjj)
“Securities Authorities” means collectively, the Autorité des marchés financiers, the Ontario Securities Commission and the other securities regulatory authorities in the provinces and territories of Canada, as the context requires;

(kkkk)	“SEDAR” means the System for Electronic Data Analysis and Retrieval maintained by the Securities Authorities;

(llll)
“Statutory Plan” means a statutory benefit plan which Richmont or a Richmont Subsidiary is required to participate in or comply with, including the Canada Pension Plan and Quebec Pension Plan and plans administered pursuant to applicable health tax, workplace safety insurance and employment insurance legislation;

(mmmm)
“Subsidiary” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators in effect on the date of this Agreement, and “Subsidiaries” means more than one Subsidiary;

(nnnn)
“Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, payroll taxes, employment taxes, Canada Pension Plan or Quebec Pension Plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes or premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest, penalties, additional amounts or additions to tax imposed by any Governmental Entity with respect to the foregoing;

(oooo)	“Tax Act” means the Income Tax Act (Canada);

(pppp)
“Tax Returns” means all returns, schedules, elections, declarations, reports, information returns, notices, forms, statements and other documents made, prepared or filed with any Governmental Entity or required to be made, prepared or filed with any Governmental Entity relating to Taxes;

(qqqq)	“Termination Payment” shall have the meaning ascribed thereto in Section 6.3;

(rrrr)	“Transaction Documents” means collectively, this Agreement, the Alamos Disclosure Letter, the Richmont Disclosure Letter, the Plan of Arrangement and any Schedules attached hereto and thereto;

(ssss)	“TSX” means the Toronto Stock Exchange; and

(tttt)	“U.S. Securities Laws” means the 1933 Act, the 1934 Act, the 1940 Act, any applicable U.S. federal securities laws, rules and regulations and any applicable U.S. state securities laws.
1.2    Interpretation Not Affected by Headings
The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Agreement and the schedules attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.
1.3    Number and Gender
In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter.
1.4    Date for any Action
If the date on which any action is required to be taken hereunder by any Party hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.
1.5    Statutory References

Unless otherwise stated, any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.
1.6    Currency
Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of Canada.
1.7    Invalidity of Provisions
Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Laws, the Parties hereto waive any provision of Law that renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect. The Parties hereto will engage in good faith negotiations to replace any provision hereof or any part thereof that is declared invalid or unenforceable with a valid and enforceable provision or part thereof, the economic effect of which approximates as much as possible the invalid or unenforceable provision or part thereof that it replaces.
1.8    Certain References
References to any contract, licence, lease, agreement, indenture, arrangement or commitment shall be a reference to such contract, licence, lease, agreement, indenture, arrangement or commitment, as amended, modified or supplemented from time to time in accordance with the terms thereof.
1.9    Accounting Matters
Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with IFRS.
1.10    Knowledge
Where the phrases “to the knowledge of Alamos” or “to Alamos’s knowledge” or “to the knowledge of Richmont” or “to Richmont’s knowledge” are used in respect of Alamos, the Alamos Subsidiaries, Richmont or the Richmont Subsidiaries, as applicable, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon: (a) in the case of Alamos and the Alamos Subsidiaries, the collective knowledge, after reasonable inquiry, of certain officers or directors of Alamos and the Alamos Subsidiaries disclosed in the Alamos Disclosure Letter in such capacity and without personal liability; and (b) in the case of Richmont and the Richmont Subsidiaries, the collective knowledge, after reasonable inquiry, of certain officers or directors of Richmont disclosed in the Richmont Disclosure Letter in such capacity and without personal liability.
1.11    Meaning of Certain Phrase

In this Agreement the phrase “in the ordinary and regular course of business” or “ordinary course” and similar expressions shall, as applicable, mean and refer to (i) those activities that are normally conducted by Persons engaged in the exploration for precious metals deposits and in the development and production of such deposits and/or (ii) the ordinary course of business conduct of a Party (or its Subsidiaries) in a commercially reasonable and business-like manner consistent with the past practices of the Party.
1.12    Subsidiaries
To the extent any representations, warranties, covenants or agreements contained herein relate, directly or indirectly, to a Subsidiary of Alamos or Richmont, each such provision shall be construed as a covenant by Alamos or Richmont to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.
1.13    Schedules
The following schedules are attached to, and are deemed to be incorporated into and form part of, this Agreement:

Schedule	Matter
Schedule A	Plan of Arrangement
Schedule B	Richmont Subsidiaries
Schedule C	Form of Arrangement Resolution
Schedule D	Richmont Permitted Encumbrances
Article 2
THE ARRANGEMENT
2.1    Arrangement
Alamos and Richmont agree that the Arrangement will be implemented in accordance with, and subject to the terms and conditions contained in, this Agreement and the Plan of Arrangement.
2.2    Effective Time
The Arrangement shall become effective at the Effective Time on the Effective Date. The Articles of Arrangement shall be filed by Richmont with the Enterprise Registrar pursuant to the QBCA on or before the third Business Day after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set forth in Sections 5.1, 5.2 and 5.3 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour any such condition is, of those conditions as of the Effective Date) but in any event no later than the Completion Deadline, unless another time or date is agreed to in writing by the Parties.
2.3    Consultation

(a)
Alamos and Richmont shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by the Parties, by way of joint or separate press release(s) to be approved by the Parties in advance, acting reasonably. Alamos and Richmont agree to co-operate in the preparation of presentations, if any, to their respective shareholders regarding the transactions contemplated by this Agreement.

(b)
Alamos and Richmont will consult with each other in respect of issuing any press release or otherwise making any public statement with respect to this Agreement, the Arrangement or Richmont’s business or operations and in making any filing with any Governmental Entity, including any Securities Authority, the SEC or any stock exchange with respect thereto. Each of Alamos and Richmont shall use commercially reasonable efforts to enable the other Party to review and comment on all such press releases, public statements and filings prior to the release or filing, respectively, thereof; provided, however, that the obligations herein will not prevent a Party from making, after consultation with the other Party, such disclosure as is required by applicable Laws or the rules and policies of any applicable stock exchange. Reasonable consideration shall be given to any comments made by the other Party and its counsel. Each of Alamos and Richmont agrees that Richmont will file the material change report required to be filed following the public announcement of this Agreement by Richmont not later than the tenth day following such announcement and that the copies of this Agreement and any other Transaction Documents to be publicly filed in connection with such material change report will contain such redactions as each Party may reasonably request, provided such redactions are permitted by applicable Law.

2.4    Court Proceedings
Richmont shall apply to the Court for the Interim Order and Final Order as follows:

(a)
as soon as is reasonably practicable after the date hereof, and in any case on or before October 23, 2017, Richmont shall make and diligently prosecute an application to the Court for the Interim Order, which application shall be in form and substance satisfactory to Alamos and Richmont, each acting reasonably, and shall request that the Interim Order shall provide, among other things:

(i)	for the calling and holding of the Richmont Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement;

(ii)	for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the Richmont Meeting and for the manner in which such notice is to be provided;

(iii)
that the requisite approval for the Arrangement Resolution shall be 66 2/3% of the votes cast on the Arrangement Resolution by the Richmont Shareholders present in person or represented by proxy at the Richmont Meeting, voting together as a single class, together with, if required by MI 61-101, minority approval in accordance with Section 8.1 of MI 61-101 or as modified by the Interim Order;

(iv)
that, except as modified by the Interim Order, in all other respects, the terms, conditions and restrictions of Richmont’s constating documents, including quorum requirements and other matters, shall apply in respect of the Richmont Meeting;

(v)	for the grant of the Dissent Rights as set forth in the Plan of Arrangement;

(vi)	for notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vii)	that the Richmont Meeting may be adjourned or postponed from time to time by management of Richmont, subject to the terms of this Agreement, without the need for additional approval of the Court;

(viii)	confirmation of the record date for the purposes of determining the Richmont Shareholders entitled to receive notice of, and vote at, the Richmont Meeting in accordance with the Interim Order;

(ix)
that the record date for Richmont Shareholders entitled to notice of, and to vote at, the Richmont Meeting shall not change in respect of any adjournment(s) or postponement(s) of the Richmont Meeting or any other change;

(x)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and

(xi)
for such other matters as Alamos or Richmont may reasonably require, subject to obtaining the prior consent of the other Party, such consent not to be unreasonably withheld, delayed or conditioned; and

(b)
subject to approval of the Arrangement Resolution by the Richmont Shareholders at the Richmont Meeting in accordance with the terms of the Interim Order and the approval of the Alamos Resolution by the Alamos Shareholders at the Alamos Meeting, Richmont shall forthwith make and diligently prosecute an application to the Court for the Final Order, which application shall be in form and substance satisfactory to Alamos and Richmont, each acting reasonably, and Alamos and Richmont shall diligently take steps to ensure that the Final Order hearing is held within three Business Days of the approval of the Arrangement Resolution at the Richmont Meeting.

Richmont will provide legal counsel for Alamos with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Richmont will also provide legal counsel to Alamos, on a timely basis, with copies of any notice of appearance and evidence served on Richmont or its legal counsel in respect of the application for the Interim Order and the Final Order or any appeal therefrom. Subject to applicable Law, Richmont will not file any material with the Court or serve any such material and will not agree to modify or amend materials so filed or served, except with Alamos’s prior written consent, such consent not to be unreasonably withheld, delayed or conditioned, provided that nothing herein shall require Alamos to agree or consent to any increase in consideration payable pursuant to the Arrangement or expansion of its obligations.
2.5    Closing
The closing of the Arrangement will take place at the offices of Torys LLP, Toronto, Ontario at 8:00 a.m. (Toronto time) on the Effective Date or at such other time as the Parties may agree.
2.6    Tax Treatment

(a)
The Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, and this Agreement is intended to be a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the Code. Each Party agrees to treat the Arrangement as a reorganization within the meaning of Section 368(a) of the Code for all United States federal income tax purposes, and agrees to treat this Agreement as a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the Code, and to not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by a “determination” within the meaning of Section 1313 of the Code that such treatment is not correct. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth herein. The Arrangement is intended to allow the Richmont Shares held by Richmont Shareholders to be exchanged for Alamos Shares on a tax-deferred basis for United States federal income tax purposes.

(b)
Any Person shall be entitled to deduct or withhold from any amount payable to any other Person hereunder such amounts as such Person is required or permitted to deduct or withhold with respect to such payment under the Tax Act, the Code or any provision of provincial, state, local or foreign Law, in each case as amended. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate taxing authority. The Person is hereby authorized to withhold and sell, or otherwise require the other Person to irrevocably direct the sale through a broker and irrevocably direct the broker to pay the proceeds of such sale of, such portion of any share or other security otherwise issuable to the other Person as is necessary to provide sufficient funds to the Person, to enable it to comply with such deduction or withholding requirement and the Person shall notify the other Person and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority. Notwithstanding the foregoing, the Person shall not withhold securities where the other Person has made arrangements to satisfy any withholding taxes, in advance, to the satisfaction of the Person.

2.7    U.S. Securities Law Matters
The Parties intend that the issuance of the Alamos Shares under the Arrangement will be exempt from the registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof (the “Section

3(a)(10) Exemption”), and will otherwise be issued and exchanged pursuant to the Arrangement in compliance with all applicable U.S. Securities Laws. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement set forth in this Section 2.7. In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement will be carried out in accordance with the requirements of the SEC’s Staff Legal Bulletin (SLB) No. 3A (June 18, 2008), including but not limited to the following:

(a)	the Alamos Shares issued and exchanged in the Arrangement will not be offered for cash;

(b)	the Arrangement will be subject to the approval of the Court;

(c)	the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to approve the Arrangement;

(d)	the Court will hold a hearing to approve the Arrangement, and the Court shall be required to satisfy itself as to the fairness of the Arrangement prior to its approval of the Arrangement;

(e)	the Final Order will expressly state that the Arrangement is approved by the Court as being fair to all Persons to whom the Alamos Shares will be issued;

(f)
the Parties will ensure that each Person entitled to receive Alamos Shares on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to approve the Final Order and providing them with sufficient information necessary for them to exercise that right;

(g)
each Person to whom Alamos Shares will be issued pursuant to the Arrangement will be advised that (i) such Alamos Shares have not been registered under the 1933 Act and will be issued by Alamos in reliance upon the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) of the 1933 Act and, (ii) may be subject to certain restrictions on resale under U.S. Securities Laws, including, Rule 144 under the 1933 Act, in the case of Alamos Shares issued to affiliates (within the meaning of Rule 144 under the 1933 Act) of Alamos;

(h)
the Interim Order approving the Richmont Meeting will specify that each Person to whom Alamos Shares will be issued pursuant to the Arrangement will have the right to appear before the Court at the hearing of the Court to approve the Final Order so long as such securityholder enters an appearance within a reasonable time; and

(i)	the Final Order shall include a statement to substantially the following effect:
“This Order will serve as the basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of Alamos pursuant to the Plan of Arrangement.”
2.8    Joint Management Information Circular and Timing of Meetings

The Parties shall prepare and mail a joint management information circular for the Richmont Meeting and the Alamos Meeting in lieu of each Party preparing and mailing its own information circular. The Parties will use their respective commercially reasonable efforts to schedule the Richmont Meeting and the Alamos Meeting on the same day.
2.9    Lock-Up Agreements

(a)
Richmont shall, concurrently with its execution and delivery to Alamos of this Agreement, deliver to Alamos duly executed Richmont Lock-Up Agreements, in a form acceptable to Alamos, acting reasonably, from each of the Richmont Locked-Up Shareholders.

(b)
Alamos shall, concurrently with its execution and delivery to Richmont of this Agreement, deliver to Richmont duly executed Alamos Lock-Up Agreements, in a form acceptable to Richmont, acting reasonably, from each of the Alamos Locked-Up Shareholders.

Article 3
REPRESENTATIONS AND WARRANTIES
3.1    Representations and Warranties of Richmont
Richmont hereby represents and warrants to Alamos, and hereby acknowledges that Alamos is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, that except as disclosed in the Richmont Public Disclosure Record, or except as expressly permitted by this Agreement:

(a)
Organization. Richmont and each of the Richmont Subsidiaries has been incorporated, is validly subsisting and has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Richmont and each of the Richmont Subsidiaries is registered, licensed or otherwise qualified as an extra-provincial corporation, a corporation (in accordance with the laws of the country of domicile) or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Richmont. All of the issued and outstanding shares in the capital of the Richmont Subsidiaries are validly issued, fully paid and non-assessable to the extent such a concept exists under applicable Law. All of the outstanding shares of the Richmont Subsidiaries are owned directly or indirectly by Richmont. Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable Richmont Subsidiary, the outstanding shares of each of the Richmont Subsidiaries are owned free and clear of all Encumbrances and Richmont is not liable to any creditor in respect thereof. Except pursuant to this Agreement and the transactions contemplated hereby, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of, or interest in, any of the Richmont Subsidiaries from either Richmont or any of the Richmont Subsidiaries.

(b)
Capitalization. Richmont is authorized to issue an unlimited number of Richmont Shares. As at September 8, 2017 there were: (i) 63,813,831 Richmont Shares outstanding; (ii) Richmont Options to acquire an aggregate of 1,965,817 Richmont Shares; (iii) 111,437 Richmont DSUs; and (iv) 390,616 Richmont RSUs. There are no Richmont SARs or Richmont Retention Awards currently outstanding. Except for the Richmont Options, Richmont RSUs, Richmont DSUs and the Richmont Rights Plan and except pursuant to this Agreement and the transactions contemplated hereby, as of the date hereof, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Richmont or any of the Richmont Subsidiaries to issue or sell any securities of or interest in Richmont or any of the Richmont Subsidiaries from Richmont or any of the Richmont Subsidiaries. All issued and outstanding Richmont Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of Richmont or any of the Richmont Subsidiaries having the right to vote with the Richmont Shareholders on any matter. There are no outstanding contractual obligations of Richmont or of any of the Richmont Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Richmont Shares or with respect to the voting or disposition of any outstanding Richmont Shares. None of Richmont and the Richmont Subsidiaries is party to any shareholder, pooling, voting trust or similar agreement relating to the voting of any issued and outstanding securities of Richmont or any of the Richmont Subsidiaries. Each Richmont Option (i) has an exercise price at least equal to the closing market price of the Richmont Shares on the TSX on a date no earlier than the date of the corporate action authorizing the grant or as otherwise determined in accordance with the rules of the TSX and NYSE, (ii) has not had its exercise date or grant date delayed or “back-dated,” and (iii) has been issued in compliance with all applicable Laws and properly accounted for in all material respects in accordance with IFRS. Other than as disclosed in Richmont’s most recent publicly-disclosed consolidated financial statements or incurred in the ordinary course of Richmont’s business, consistent with past practice, neither Richmont nor any Richmont Subsidiary has any Financial Indebtedness. As of the date hereof, Richmont and each of the Richmont Subsidiaries is in compliance with the terms and conditions of the Financial Indebtedness of Richmont or any of the Richmont Subsidiaries and has not received any notice of default or breach of, or termination under, any instruments governing Financial Indebtedness of Richmont or any of the Richmont Subsidiaries, except in either case as would not, individually or in the aggregate, have a Material Adverse Effect on Richmont.

(c)
Authority. Richmont has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Richmont as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Richmont and all other agreements and instruments to be executed by Richmont as contemplated by this Agreement, and the completion by Richmont of the transactions contemplated herein and therein have been authorized by the Richmont Board and, subject to obtaining the approval by Richmont Shareholders of the Arrangement Resolution, the Interim Order and the Final Order in the manner contemplated herein and the making of any related filings under the QBCA, including the filing of the Articles of Arrangement, no other corporate proceedings on the part of Richmont are necessary to authorize this Agreement or to complete the transactions contemplated hereby or thereby other than in connection with the approval by the Richmont Board of the Richmont Circular and the Richmont Meeting. This Agreement has been executed and delivered by Richmont and constitutes a legal, valid and binding obligation of Richmont, enforceable against Richmont in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. Subject to the receipt of the approvals set out in this Section 3.1(c), the execution and delivery by Richmont of this Agreement and the performance by it of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

(i)
result in a violation, contravention or breach of or constitute a default under, or entitle any Person to terminate, accelerate, modify or call any obligations or rights under, require any consent to be obtained under or give rise to any termination rights under any provision of,

(A)	the articles or by-laws (or their equivalent) of Richmont or any of the Richmont Subsidiaries,

(B)	any Law or rules or policies of the TSX or NYSE, or

(C)
any credit agreement, note, bond, mortgage, indenture, supplemental indenture, deed of trust, lease, franchise, concession, easement, contract, agreement, Authorization, the Richmont Mineral Rights, or other instrument to which Richmont or any of the Richmont Subsidiaries is bound or is subject or of which Richmont or any of the Richmont Subsidiaries is the beneficiary;

in each case, which would, individually or in the aggregate, have a Material Adverse Effect on Richmont;

(ii)
give rise to any right of termination or acceleration of Financial Indebtedness, or cause any Financial Indebtedness owing by Richmont or any of the Richmont Subsidiaries to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect on Richmont;

(iii)
result in the imposition of any Encumbrance upon any of the property or assets of Richmont or any of the Richmont Subsidiaries or give any Person the right to acquire any of Richmont’s or any of the Richmont Subsidiaries’ assets, or restrict, hinder, impair or limit the ability of Richmont or any of the Richmont Subsidiaries to conduct the business of Richmont or any of the Richmont Subsidiaries as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Effect on Richmont; or

(iv)
except as disclosed in the Richmont Disclosure Letter, result in or accelerate the time for payment or vesting of, or increase the amount of, any severance, unemployment compensation, “golden parachute”, bonus, termination payments or similar payments becoming due to any employee, director or officer of Richmont or any of the Richmont Subsidiaries or increase any benefits otherwise payable under any pension or benefits plan of Richmont or any of the Richmont Subsidiaries or result in the acceleration of the time of payment or vesting of any such benefits.

No consent, approval, order or Authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by Richmont or any of the Richmont Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by Richmont of the transactions contemplated hereby other than: (i) in connection with or in compliance with applicable securities Laws; (ii) the Interim Order and any approvals required by the Interim Order; (iii) the Final Order and any approvals required by the Final Order; (iv) filings required under the QBCA (including the Articles of Arrangement); (v) filings with and approvals required by the Securities Authorities, the SEC, the TSX and NYSE; (vi) the Competition Act Approval; and (vii) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Richmont.

(d)
Directors’ Approvals. (i) The Richmont Board has received the Richmont Fairness Opinions; (ii) the Richmont Board, after consultation with its outside legal counsel and financial advisors, has unanimously determined that the Arrangement is in the best interests of Richmont and accordingly has approved the entering into of this Agreement and the making of a recommendation that Richmont Shareholders vote in favour of the Arrangement Resolution (the “Richmont Board Approval”); and (iii) each director or officer has advised Richmont that he or she intends to vote all Richmont Shares held by him or her in favour of the Arrangement Resolution.

(e)
Richmont Subsidiaries. The only Subsidiaries of Richmont are the Richmont Subsidiaries and Richmont does not own a direct or indirect voting or equity interest in any Person that is not one of the Richmont Subsidiaries and has no agreement or other commitment to acquire such interest, except as disclosed in the Richmont Disclosure Letter. All of the Richmont Subsidiaries are, directly or indirectly, wholly-owned by Richmont. All of the outstanding shares and other ownership interests in the Richmont Subsidiaries are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by Richmont are, except pursuant to restrictions on transfer contained in constituting documents of such subsidiaries, owned free and clear of all Encumbrances, and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right of any Person to acquire any such shares or other ownership interests in or material assets or properties of any of the Richmont Subsidiaries.

(f)
No Defaults. None of Richmont and the Richmont Subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by Richmont or any of the Richmont Subsidiaries under:

(i)	its articles or by-laws or equivalent organizational documents; or

(ii)
any contract, agreement or licence to which Richmont or any of the Richmont Subsidiaries is a party or by which any of them is bound that would, individually or in the aggregate, have a Material Adverse Effect on Richmont.

(g)
Company Authorizations. Richmont and the Richmont Subsidiaries have obtained all Authorizations necessary for the ownership, operation, development, maintenance or use of the material assets of Richmont or the Richmont Subsidiaries or otherwise in connection with the material business or operations of Richmont or the Richmont Subsidiaries and such Authorizations are in full force and effect. Richmont and the Richmont Subsidiaries have fully complied with and are in compliance with all Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Material Adverse Effect on Richmont. There is no action, investigation or proceeding pending or, to the knowledge of Richmont, threatened regarding any of such Authorizations. None of Richmont and the Richmont Subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations, except, in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Material Adverse Effect on Richmont and all such Authorizations continue to be effective in order for Richmont and the Richmont Subsidiaries to continue to conduct their respective businesses as they are currently being conducted. No Person other than Richmont or any of the Richmont Subsidiaries owns or has any proprietary, financial or other interest (direct or indirect) in any of such Authorizations.

(h)	Absence of Changes. Since December 31, 2016:

(i)	each of Richmont and the Richmont Subsidiaries has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii)	there has not occurred, and there exists no change, event, occurrence or state of facts which has had or is reasonably likely to have, a Material Adverse Effect with respect to Richmont;

(iii)
except as disclosed in the Richmont Disclosure Letter, there has not been any acquisition or sale or any agreement for the acquisition or sale by Richmont or any of the Richmont Subsidiaries of any material property or assets thereof;

(iv)
other than in the ordinary and regular course of business consistent with past practice, there has not been: (A) any incurrence, assumption or guarantee by Richmont or any of the Richmont Subsidiaries of any (i) payment, Liability, Encumbrance or obligation of any nature which has had or is reasonably likely to have a Material

Adverse Effect on Richmont, or (ii) debt for borrowed money; (B) any creation or assumption by Richmont or any of the Richmont Subsidiaries of any Encumbrance; (C) any making by Richmont or any of the Richmont Subsidiaries of any loan, advance or capital contribution to or investment in any other Person (other than loans made to other Richmont Subsidiaries); or (D) any entering into, amendment of, relinquishment, termination or non-renewal by Richmont or any of the Richmont Subsidiaries, of any contract, agreement, licence, lease transaction, commitment or other right or obligation that would, individually or in the aggregate, which has had or is reasonably likely to have a Material Adverse Effect on Richmont;

(v)	Richmont has not declared or paid any dividends or made any other distribution on any of the Richmont Shares or made any redemption or other acquisition of Richmont Shares;

(vi)	Richmont has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Richmont Shares;

(vii)
other than in the ordinary and regular course of business consistent with past practice or as expressly permitted by this Agreement, there has not been any material increase in or modification of the compensation payable to or to become payable by Richmont, any of the Richmont Subsidiaries to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any material increase in severance or termination pay or any material increase or modification of any bonus, pension, insurance or benefit arrangement (including grants or awards under the Richmont LTIP or Richmont DSU Plan) made to, for or with any of such directors or officers;

(viii)	Richmont has not effected any material change in its accounting methods, principles or practices; and

(ix)
except as disclosed in the Richmont Disclosure Letter, Richmont has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other Richmont Benefit Plan or (other than the Richmont Rights Plan) shareholder rights plan.

(i)
Material Contracts. Except as disclosed in the Richmont Disclosure Letter, Richmont and the Richmont Subsidiaries have performed in all material respects all their respective obligations required to be performed by them to date under the material contracts to which Richmont or any of the Richmont Subsidiaries is a party or bound. Except as disclosed in the Richmont Disclosure Letter, neither Richmont nor any of the Richmont Subsidiaries is in breach or default under any material contract to which it is a party or bound, nor does Richmont have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Material Adverse Effect on Richmont. Except as disclosed in the Richmont Disclosure Letter, none of Richmont and the Richmont Subsidiaries knows of, or has received written notice of, any breach or default under (nor, to the knowledge of Richmont, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such material contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Material Adverse Effect on Richmont. All contracts that are material to Richmont and the Richmont Subsidiaries, taken as a whole, are with Richmont or one of the Richmont Subsidiaries. All material contracts are legal, valid, binding and in full force and effect and are enforceable by Richmont (or one of the Richmont Subsidiaries, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity) and are the product of fair and arms’ length negotiations between the parties thereto.

(j)
No Contracts or Commitments. There are no agreements, covenants, undertakings or other commitments of or on behalf of Richmont under which the completion of the Arrangement or the other transactions contemplated herein would: (i) have the effect of imposing restrictions or obligations on Richmont; (ii) give a third party a right to terminate any Authorization with respect to the Richmont Property or the Richmont Mineral Rights; or (iii) impose restrictions on the ability of Richmont to pay any dividends or make other distributions to its shareholders.

(k)	Employment Agreements.

(i)
Richmont has provided Alamos with a copy of each material employment agreement and collective agreement relating to Richmont and the Richmont Subsidiaries and all material amendments thereto, and no such agreement has been amended or otherwise varied since the date thereof or, if amended, of the most recent amendment thereto provided to Alamos;

(ii)	Richmont and the Richmont Subsidiaries are and have been operated in all material respects in compliance with all applicable Laws relating to wages, labour, human rights, employment and employees;

(iii)	there is no material proceeding, action, suit or claim pending or, to the knowledge of Richmont, threatened involving any employee of Richmont and the Richmont Subsidiaries;

(iv)
except as disclosed in the Richmont Disclosure Letter, neither Richmont nor any of the Richmont Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment or consulting agreement with any director or officer of Richmont or any of the Richmont Subsidiaries, that would be triggered by Richmont entering into this Agreement or the completion of the Arrangement;

(v)
none of Richmont and the Richmont Subsidiaries has any employee or consultant whose employment or contract with Richmont or one of the Richmont Subsidiaries cannot be terminated by Richmont or the Richmont Subsidiaries, as applicable; and

(vi)
except as disclosed in the Richmont Disclosure Letter, none of Richmont and the Richmont Subsidiaries is: (a) a party to any collective bargaining agreement; (b) to the knowledge of Richmont, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement; or (c) subject to any current, or to the knowledge of Richmont, pending or threatened strike, lockout, slowdown or work stoppage.

(l)
Financial Matters. Richmont’s audited consolidated financial statements as at and for the financial year ended December 31, 2016 and consolidated interim financial report for the three and six month period ended June 30, 2017 (collectively, the “Richmont Financial Statements”) were prepared in accordance with IFRS and present fairly, in all material respects, the consolidated financial position of Richmont at the respective dates indicated, and its consolidated financial performance and its consolidated cash flows for the periods then ended. Richmont does not have any Liability or obligation (including liabilities or obligations to fund any operations or work or exploration program to give any guarantees or for Taxes other than Taxes not yet due), whether accrued, absolute, contingent or otherwise, or any related party transactions or off-balance sheet transactions not reflected in the Richmont Financial Statements except (i) Liabilities and obligations incurred in the ordinary and regular course of business (including the business of operating, developing, constructing and exploring Richmont’s projects) since June 30, 2017, which Liabilities or obligations would not reasonably be expected to have a Material Adverse Effect on Richmont, and (ii) Liabilities and obligations incurred in the ordinary and regular course of business (including the business of operating, developing, constructing and exploring Richmont’s projects) that are not required to be set forth in the Richmont Financial Statements under IFRS.

As at August 31, 2017, the aggregate cash balance held by Richmont and the Richmont Subsidiaries is approximately $85.2 million.
Richmont maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the 1934 Act) that comply with the requirements of the 1934 Act and such disclosure controls and procedures are effective. Richmont maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the 1934 Act) which complies with the requirements of the 1934 Act. Such system of internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
Richmont maintains a system of disclosure controls and procedures (as such term is defined in NI 52‑109) to provide reasonable assurance that (i) material information relating to Richmont is made known to Richmont’s management, including its chief financial officer and chief executive officer, particularly during the periods in which Richmont’s interim filings and annual filings (as such terms are defined in NI 52‑109) are being prepared; and (ii) information required to be disclosed by Richmont in its annual filings, interim filings or other reports filed or submitted by it under applicable securities Laws are recorded, processed, summarized and reported within the time periods specified in applicable securities Laws. Richmont maintains a system of internal control over financial reporting (as such term is defined in NI 52‑109) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Since December 31, 2016, there has been no material change in Richmont’s internal control over financial reporting.
Since December 31, 2016, neither Richmont nor any of the Richmont Subsidiaries nor, to Richmont’s knowledge, any director, officer, employee, auditor, accountant or representative of Richmont or any of the Richmont Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Richmont or any of the Richmont Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Richmont or any of the Richmont Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Richmont Board.

(m)
Auditors. The auditors of Richmont are independent public accountants as required by applicable Laws and there is not now, and there has never been, any reportable event (as defined in NI 51-102) with the present or any former auditors of Richmont.

(n)
Books and Records. The corporate records and minute books of Richmont and the Richmont Subsidiaries have been maintained in accordance with all applicable Laws and are complete and accurate in all respects, except where such incompleteness or inaccuracy would not have a Material Adverse Effect on Richmont. Financial books and records and accounts of Richmont and the Richmont Subsidiaries, in all material respects: (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice, in accordance with IFRS and the accounting principles generally accepted in the country of domicile of such entity; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Richmont and the Richmont Subsidiaries; and (iii) accurately and fairly reflect the basis for the Richmont Financial Statements.

(o)
Litigation. Except with respect to matters relating to the environment or Environmental Laws (which are addressed in Section 3.1(z)) and as disclosed in the Richmont Disclosure Letter, there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Richmont, threatened against or relating to Richmont, any of the Richmont Subsidiaries or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, had, or could reasonably be expected to have, a Material Adverse Effect on Richmont or that would materially impede the consummation of the transactions contemplated by this Agreement. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Richmont, threatened against or relating to Richmont or any of the Richmont Subsidiaries before any Governmental Entity. None of Richmont and the Richmont Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of Richmont or one of the Richmont Subsidiaries, as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement or have a Material Adverse Effect on Richmont.

(p)	Interest in Properties and Mineral Rights. Except as disclosed in the Richmont Disclosure Letter:

(i)
All of Richmont’s and the Richmont Subsidiaries’: (A) material real properties (collectively, the “Richmont Property”) and (B) material mineral interests and rights (including any mineral claims, mining claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of Laws or otherwise) (collectively, the “Richmont Mineral Rights”) are accurately disclosed in the Richmont Disclosure Letter. Other than the Richmont Property and the Richmont Mineral Rights set out in the Richmont Disclosure Letter, none of Richmont and the Richmont Subsidiaries owns or has any interest in any material real property or any material mineral interests or rights.

(ii)
Richmont or one of the Richmont Subsidiaries is the sole legal registered and beneficial owner of all right, title and interest in and to the Richmont Property and the Richmont Mineral Rights, free and clear of any Encumbrances other than the Richmont Permitted Encumbrances.

(iii)
All of the Richmont Mineral Rights have been properly located, staked, recorded and maintained and otherwise granted in all material respects in compliance with applicable Laws and are valid and subsisting.

(iv)
The Richmont Property and the Richmont Mineral Rights are in good standing under applicable Laws and, to the knowledge of Richmont, all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments required to be made in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(v)	There is no material adverse claim against or challenge to the title to or ownership of the Richmont Property or any of the Richmont Mineral Rights.

(vi)	Richmont or one of the Richmont Subsidiaries has the exclusive right to deal with the Richmont Property and the Richmont Mineral Rights.

(vii)
Other than Richmont Permitted Encumbrances, no Person other than Richmont or one of the Richmont Subsidiaries has any interest in the Richmont Property or any of the Richmont Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest.

(viii)
There are no back-in rights, earn-in rights, purchase options, rights of first refusal or similar provisions or rights which would affect Richmont’s or any of Richmont Subsidiaries’ interest in the Richmont Property or any of the Richmont Mineral Rights.

(ix)
There are no material restrictions on the ability of Richmont or any of the Richmont Subsidiaries to use, transfer or exploit the Richmont Property or any of the Richmont Mineral Rights, except pursuant to the applicable Laws.

(x)
None of Richmont and the Richmont Subsidiaries has received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of Richmont or any of the Richmont Subsidiaries in any of the Richmont Property or any of the Richmont Mineral Rights.

(xi)
Richmont and the Richmont Subsidiaries have all required surface rights, including fee simple estates, leases, easements, rights of way and permits or licences from landowners or Governmental Entities permitting the use of land by Richmont and the Richmont Subsidiaries and other interests that are required to exploit the development potential of the Richmont Property and the Richmont Mineral Rights based on current or planned operations (as set forth in the Richmont Public Disclosure Documents, including as contemplated by the current technical report with respect thereto, if any, prepared under NI 43-101) and no third party or group holds any such rights that would be required by Richmont to so develop the Richmont Property or any of the Richmont Mineral Rights.

(xii)
All mines located in or on the lands of Richmont or any of the Richmont Subsidiaries or lands pooled or unitized or otherwise used in connection therewith, which have been abandoned by Richmont or any of the Richmont Subsidiaries, have been abandoned in all material respects in accordance with good mining practices and in compliance in all material respects with all applicable Laws, and all future abandonment, remediation and reclamation obligations known to Richmont as of the date hereof have been accurately set forth in the Richmont Public Disclosure Documents without omission of information necessary to make the disclosure not misleading.

(q)
Records and Data. Richmont has delivered to Alamos, or provided Alamos with access to, all material scientific and technical information in its possession or under its control relating to the Richmont Property and the Richmont Mineral Rights, whether in writing, graphic, machine readable, electronic or physical form, including (i) geological, geophysical, geochemical, sampling, drilling, trenching, analytical testing, assaying, mineralogical, metallurgical and other similar information, including maps, charts and surveys, (ii) scoping, pre-feasibility, feasibility, engineering and other technical studies, exploration plans, development plans, mine plans or similar studies or analyses, (iii) plans, blueprints, process flow sheets, equipment and parts lists, instructions, manuals, and equipment records and procedures, and (iv) exploration, development, operations, production and other technical records, data and reports. At the date hereof, there are no outstanding unresolved comments of any Securities Authority, the SEC or any stock exchange in respect of the technical disclosure made in the Richmont Public Disclosure Documents.

(r)
Mineral Reserves and Resources. The estimated mineral reserves and mineral resources for the Richmont Property and the Richmont Mineral Rights, as set forth in the Richmont Public Disclosure Documents, were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all applicable Laws, including the requirements of NI 43-101. There has been no material reduction in the aggregate amount of estimated mineral reserves or mineral resources of Richmont, taken as a whole, from the amounts set forth in the Richmont Public Disclosure Documents. All information regarding the Richmont Property and the Richmont Mineral Rights, including all drill results, technical reports and studies, that is required to be disclosed by Laws, has been disclosed in the Richmont Public Disclosure Documents.

(s)	Marketing of Production.

(i)	Since (and including) December 31, 2016, all sales of gold, silver and other mineral products by Richmont or any of the Richmont Subsidiaries have been made on (and only on) the following basis:

(A)	all such sales were spot sales to arm’s length third party purchasers;

(B)	all such sales require or required payment by purchasers in Canadian or United States dollars no later than thirty (30) days from the date of delivery;

(C)	all such sales otherwise were on terms based on, and consistent with, good international industry practice; and

(D)
Richmont and the Richmont Subsidiaries have received or are entitled to receive the full sale price from the third party purchasers of such mineral products without any payment to or deduction in favour of any Person, and no purchaser has defaulted in any payment due in respect of any such sales;

and since (and including) December 31, 2016, none of Richmont or any of the Richmont Subsidiaries is or was a party to or bound by, or incurred an obligation or Liability under or in respect of, any agreement or arrangement that is in substance an interest rate swap, currency swap or any other rate fixing agreement for a financial transaction or any call arrangement of any sort or any forward sale agreement for commodities or any other commodities hedging or speculation arrangements.

(ii)
None of Richmont or any of the Richmont Subsidiaries is obligated under any prepayment contract or other prepayment arrangement to deliver mineral products at some future time without then receiving full payment therefor.

(t)	Off-Balance Sheet Transactions. None of Richmont or any of the Richmont Subsidiaries is party to or bound by any operating leases or any “off-balance sheet” transactions or arrangements.

(u)
Title and Rights re: Other Assets. Richmont and the Richmont Subsidiaries have good and valid title to all their respective material properties and assets other than the Richmont Property and the Richmont Mineral Rights (which are addressed in Section 3.1(p)) reflected in the Richmont Financial Statements (or acquired after June 30, 2017) or valid leasehold or licence interests in all material properties and assets not reflected in such financial statements but used by Richmont or any of the Richmont Subsidiaries, free and clear of all material Encumbrances other than the Richmont Permitted Encumbrances, and there are no back-in rights, earn-in rights, purchase options, rights to first refusal or similar provisions or rights which would affect Richmont’s or one of the Richmont Subsidiaries’ interest in any of the foregoing-described material properties and assets (other than the Richmont Property and Richmont Mineral Rights, which are addressed elsewhere in this Agreement).

(v)
Intellectual Property. Each of Richmont and the Richmont Subsidiaries owns or has the right to use all Intellectual Property required to carry on its business as currently conducted and proposed to be conducted. To the knowledge of Richmont, there has been no claim of infringement by any of Richmont or any of the Richmont Subsidiaries or breach by Richmont or any of the Richmont Subsidiaries of any Intellectual Property rights or industrial rights of any other Person, and none of Richmont and the Richmont Subsidiaries has received any notice that the conduct of its business infringes on any Intellectual Property rights or industrial rights of any other Person.

(w)	Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect on Richmont:

(i)
all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Richmont or any of the Richmont Subsidiaries, have been: (A) duly paid; (B) duly performed; or (C) provided for prior for the date hereof; and

(ii)
all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Richmont or any of the Richmont Subsidiaries is directly or indirectly bound, have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

(x)	Other Operational Matters. Except as would not reasonably be expected to have a Material Adverse Effect on Richmont:

(i)
any and all operations of Richmont and each of the Richmont Subsidiaries and, to the knowledge of Richmont, any and all operations by third parties, on or in respect of the assets and properties of Richmont and the Richmont Subsidiaries, have been conducted in accordance with reasonable and prudent Canadian mining industry practices and in compliance with applicable Laws; and

(ii)
in respect of the assets and properties of each of Richmont and the Richmont Subsidiaries that are operated by it, if any, Richmont and the Richmont Subsidiaries hold all valid licences, permits and similar rights and privileges that are required and necessary under applicable Laws to operate the assets and properties of Richmont and the Richmont Subsidiaries, as the case may be, as presently operated.

(y)
Insurance. Richmont maintains policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry and such policies are in full force and effect as of the date hereof.

(z)	Environmental. Except to the extent that any violation or other matter referred to in this subsection does not, individually or in the aggregate, have a Material Adverse Effect on Richmont:

(i)	Richmont and the Richmont Subsidiaries are and have been in compliance with, and are not in violation of, any Environmental Laws;

(ii)
Richmont and the Richmont Subsidiaries have operated their respective business at all times and have generated, received, handled, used, stored, treated, shipped and disposed of all contaminants, wastes, and hazardous and toxic substances without violation of Environmental Laws;

(iii)
there have been no spills, releases, deposits, presence or discharges of pollutants or hazardous or toxic substances, contaminants or wastes into or in the earth, air or any body of water, whether surface or otherwise, or any municipal or other sewer or drain or drinking or water systems by Richmont or any of the Richmont Subsidiaries or at, to or from Richmont’s or any of the Richmont Subsidiaries’ assets or operations, which could reasonably be expected to result in Liability under any Environmental Law;

(iv)
no orders, notifications, directives, demands, Claims, instructions, directions or notices have been issued and remain outstanding by any Governmental Entity pursuant to any Environmental Laws relating to the business or assets of Richmont or any of the Richmont Subsidiaries;

(v)	neither Richmont nor any of the Richmont Subsidiaries has failed to report to the proper Governmental Entity the occurrence of any event which is required to be so reported by any Environmental Laws;

(vi)
Richmont and the Richmont Subsidiaries hold Environmental Approvals required under any Environmental Laws in connection with the operation of their respective businesses and the ownership and use including rehabilitation of their respective assets, all such Environmental Approvals are in full force and effect, and neither Richmont nor any of the Richmont Subsidiaries has received any notification from any Governmental Entity pursuant to any Environmental Laws that any work, undertaking, study, report, assessment, repairs, constructions or other expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any Environmental Approvals issued pursuant thereto, or that any Environmental Approvals referred to above are about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(vii)
there are no changes in the status, terms or conditions of any Environmental Approvals held by Richmont or any of the Richmont Subsidiaries or any renewal, modification, revocation, reassurance, alteration, transfer, restriction or amendment of any such Environmental Approvals, or any review by, or approval of, any Governmental Entity of such Environmental Approvals that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business and operations of Richmont or any of the Richmont Subsidiaries following the Effective Date;

(viii)
Richmont and the Richmont Subsidiaries have made available to Alamos all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental, health, and safety matters; and

(ix)
to the knowledge of Richmont, none of Richmont and the Richmont Subsidiaries are subject to any past or present fact, condition or circumstance that could reasonably be expected to result in Liability under any Environmental Laws.

(aa)	Aboriginal Affairs. Except as disclosed in the Richmont Disclosure Letter:

(i)
(A) Richmont and the Richmont Subsidiaries are carrying on business in compliance in all material respects with all legal and governmental requirements associated with aboriginal-related matters, and (B) there are no facts that could give rise to material non-compliance by Richmont or any of the Richmont Subsidiaries in respect of any such legal or governmental requirements;

(ii)
there is no claim, complaint or other proceeding threatened by or on behalf of any Aboriginal Group of which Richmont has received notice, with respect to any Richmont Property or Richmont Mineral Right or any Authorization issued by any

Governmental Entity in respect of, or otherwise related to Richmont or any of the Richmont Subsidiaries;

(iii)	no portion of the Richmont Property or Richmont Mineral Rights is designated or legally constitutes a “reserve” pursuant to the Indian Act (Canada);

(iv)
there has not been any blockade or other program of civil disobedience undertaken by any Aboriginal Group with respect to the Richmont Property or otherwise affecting the Richmont Mineral Rights, nor to the knowledge of Richmont has any responsible official of any Aboriginal Group threatened Richmont with any blockade or other program of civil disobedience with respect to the Richmont Property or which could reasonably be expected to affect the Richmont Mineral Rights;

(v)
to the knowledge of Richmont, no other Person, including any Person representing or purporting to represent an Aboriginal Group, or Aboriginal Group has asserted any right or interest of any kind whatsoever, relating to any of the Richmont Property or Richmont Mineral Rights;

(i)	except as set forth in the Richmont Disclosure Letter, there are no agreements, written or verbal, between Richmont and any Aboriginal Group;

(ii)
neither Richmont nor the Richmont Subsidiaries have received any notice, whether written or oral, from any Governmental Entity, Aboriginal Group or any Persons representing or purporting to represent an Aboriginal Group of the exercise or assertion of aboriginal rights or assertion of aboriginal title in the area of the Richmont Property or Richmont Mineral Rights or Richmont’s or Richmont Subsidiaries’ interests in the Richmont Property or Richmont Mineral Rights or of an impact on the asserted aboriginal title or rights involving Richmont’s works on the Richmont Property or Richmont Mineral Rights; and

(iii)
there are no claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of Richmont, threatened affecting Richmont or any of the Richmont Subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, with respect to aboriginal rights or the duty to consult. Neither Richmont nor any of the Richmont Subsidiaries nor their respective assets or properties is subject to any outstanding judgement, order, writ, injunction or decree with respect to such aboriginal rights or duty to consult.

(bb)	Tax Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Richmont:

(i)
each of Richmont and the Richmont Subsidiaries has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and such Tax Returns are true, complete and correct;

(ii)
each of Richmont and the Richmont Subsidiaries has: (A) duly and timely paid all Taxes due and payable by it; (B) duly and timely deducted or withheld all Taxes and other amounts required by Law to be deducted or withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Laws to be remitted by it; and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales, sales, value added, federal, provincial, state or territorial sales taxes, required by Laws to be collected by it and have duly and timely remitted to the appropriate Governmental Entity any such amounts required by Laws to be remitted by it;

(iii)
the charges, accruals and reserves for Taxes reflected on the Richmont Financial Statements (whether or not due and whether or not shown on any of the Tax Returns but excluding any provision for deferred income taxes) are, in the opinion of Richmont, adequate under IFRS to cover Taxes with respect to Richmont and the Richmont Subsidiaries for the periods covered thereby;

(iv)
there are no investigations, audits or Claims now pending or, to the knowledge of Richmont, threatened against any of Richmont or the Richmont Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes;

(v)
neither Richmont nor any of the Richmont Subsidiaries has requested, offered to enter into or entered into any agreement, or executed any waiver, providing for an extension within which (i) to file any Tax Return covering any Taxes for which it is or may be liable; (ii) to file any elections, designations or similar filings relating to Taxes for which it is or may be liable; (iii) it is required to pay or remit amounts on account of Taxes; or (iv) any Governmental Entity may assess or collect Taxes for which it may be liable;

(vi)	neither Richmont nor any of the Richmont Subsidiaries is bound by, is party to, or has any obligation under any tax sharing, allocation, indemnification or similar agreement;

(vii)
since the date of the most recent interim financial report included in the Financial Statements, neither Richmont nor any of the Richmont Subsidiaries has incurred any material Liability, whether actual or contingent, for Taxes or engaged in any transaction or event that would result in any material Liability, whether actual or contingent, for Taxes, other than in the ordinary course of business;

(viii)
for all material transactions between Richmont or a Richmont Subsidiary and any Person not resident in Canada for purposes of the Tax Act with whom Richmont or such Richmont Subsidiary was not dealing at arm’s length, Richmont or such Richmont Subsidiary has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act and there are no material transactions to which subsection 247(2) or subsection 247(3) of the Tax Act may reasonably be expected to apply;

(ix)
neither Richmont nor any of the Richmont Subsidiaries has made or incurred any deductible outlay or expense owing to a Person not dealing at arm’s length with Richmont or such Richmont Subsidiary, the amount of which would, absent an election under paragraph 78(1)(b) of the Tax Act, be included in Richmont or such Richmont Subsidiary’s income for Canadian income tax purposes for any taxation year or other fiscal period that ends after the Effective Date under paragraph 78(1)(a) of the Tax Act or a corresponding provision of provincial Law;

(x)
true copies of all income Tax Returns prepared and filed by Richmont and the Richmont Subsidiaries since January 1, 2016, and true copies of all other Tax Returns copies of which were requested by Alamos, in each case together with any related notices of assessment received by Richmont and the Richmont Subsidiaries during the past three years, have been made available to Alamos on or before the date of this Agreement;

(xi)	none of Richmont and the Richmont Subsidiaries has entered into any agreement or other arrangement in respect of Taxes or Tax Returns that has effect for any period ending after the Effective Date;

(xii)
none of Richmont and the Richmont Subsidiaries has acquired property from a non-arm’s length Person, within the meaning of the Tax Act: (A) for consideration the value of which is less than the fair market value of the property; or (B) as a contribution of capital for which no shares were issued by the acquirer of the property;

(xiii)	for the purposes of the Tax Act and any other relevant Tax purposes:

(A)	Richmont is resident in Canada; and

(B)	each of the Richmont Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country;

(xiv)
there are no Encumbrances for Taxes upon any properties or assets of Richmont or any of the Richmont Subsidiaries (other than Encumbrances relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the most recent balance sheet included in the Richmont Financial Statements); and

(xv)	Richmont was to the best of its knowledge, not a PFIC for its taxable year ended December 31, 2016 and expects that it will not be a PFIC for the taxable year ending December 31, 2017.

(cc)
Non-Arm’s Length Transactions. Except for employment or employment compensation agreements entered into in the ordinary course of business, and except as disclosed in the Richmont Disclosure Letter, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to Financial Indebtedness by Richmont or any of the Richmont Subsidiaries) between Richmont or any of the Richmont Subsidiaries on the one hand, and any: (i) officer or director of Richmont or any of the Richmont Subsidiaries; (ii) any holder of record or, to the knowledge of Richmont, beneficial owner of five percent or more of the voting securities of Richmont; or (iii) any affiliate or associate of any such officer, director or beneficial owner, on the other hand.

(dd)	Pension and Employee Benefits.

(i)
The Richmont Disclosure Letter contains a true, complete and accurate list of all Richmont Benefit Plans and, except as disclosed in the Richmont Disclosure Letter, the Richmont Benefit Plans have not been amended, varied or otherwise supplemented since December 31, 2016.

(ii)
Richmont has made available to Alamos: (i) copies of all material documents setting forth the terms of each Richmont Benefit Plan, including all amendments thereto and all related trust documents; (ii) the three most recent annual reports in connection with each Richmont Benefit Plan; (iii) the most recent actuarial reports (if applicable) for all Richmont Benefit Plans; (iv) the most recent summary plan description with respect to each Richmont Benefit Plan, if any; and (v) all material written contracts, instruments or agreements relating to each Richmont Benefit Plan, including administrative service agreements and group insurance contracts.

(iii)
All Richmont Benefit Plans are, and have been, established, registered, qualified, administered, funded and invested in all material respects in accordance with the terms of such Richmont Benefit Plan including the terms of the material documents that support such Richmont Benefit Plan, any applicable collective agreement and all applicable Laws.

(iv)
None of the Richmont Benefit Plans provides for benefit increases, retention bonuses or payments or the acceleration of, or an increase in, funding obligations that are contingent upon, or will be triggered by the completion of the transactions contemplated herein.

(v)
There are no material unfunded liabilities in respect of any Richmont Benefit Plan including going concern unfunded liabilities, solvency deficiencies or wind-up deficiencies where applicable. None of the Richmont Benefit Plans is a defined benefit pension plan.

(vi)	None of the Richmont Benefit Plans provides benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependants of such employees.

(vii)
There is no proceeding, action, suit or claim (other than routine claims for payments of benefits) pending or, to the knowledge of Richmont, threatened involving any Richmont Benefit Plan or its assets.

(viii)
Richmont and the Richmont Subsidiaries have complied, in all material respects, with all of the terms of the pension and other employee compensation and benefit obligations of Richmont and the Richmont Subsidiaries, as the case may be, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Richmont or the Richmont Subsidiaries, as the case may be, other than such non-compliance that would not reasonably be expected to have a Material Adverse Effect on Richmont.

(ix)
Richmont and the Richmont Subsidiaries have no material Liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, and there has been no communication to employees by Richmont or, to the knowledge of Richmont, any of the Richmont Subsidiaries, which could reasonably be interpreted to promise or guarantee such employees retiree health or life insurance or other retiree death benefits on a permanent basis.

(x)
No Richmont Benefit Plan is a “registered pension plan” as such term is defined in the Tax Act, is a defined benefits plan, or is a plan that could be subject to any material liability under Title IV of the U.S. Employee Retirement Income Security Act of 1974, as amended, or any similar Law.

(xi)	As of September 8, 2017, the number of Richmont DSUs outstanding is 111,437 and such Richmont DSUs may be settled in Richmont Shares, cash or a combination thereof;

(xii)	As of September 8, 2017, the number of Richmont RSUs outstanding is 390,616 and such Richmont RSUs may be settled in Richmont Shares, cash or a combination thereof;

(xiii)
Each Richmont Benefit Plan has been operated in material compliance with its terms and any contributions required to be made under each Richmont Benefit Plan, as of the date hereof, have been timely made and all obligations in respect of each Richmont Benefit Plan have been properly accrued and reflected in the audited financial statements for Richmont as at and for the fiscal year ended December 31, 2016, including the notes thereto and the report by Richmont’s auditors thereon.

(xiv)
To the knowledge of Richmont, no event has occurred respecting any Richmont Benefit Plan which would result in the revocation of the registration of such Richmont Benefit Plan or entitle any person (without the consent of Richmont) to wind up or terminate any Richmont Benefit Plan, in whole or in part, or which could otherwise reasonably be expected to adversely affect the tax status of any such Richmont Benefit Plan.

(ee)
Reporting Status. Richmont is a reporting issuer or its equivalent in each of the provinces of Canada. The Richmont Shares are registered pursuant to Section 12(b) of the 1934 Act, Richmont is subject to the reporting requirements of Section 13 of the 1934 Act and Richmont is not in default in any material respect of its obligations as such. The Richmont Shares are listed on the TSX and NYSE and are not listed or quoted on any other market, and Richmont is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX and NYSE.

(ff)
No Cease Trade. Richmont is not subject to any cease trade or other order of the TSX, NYSE, any Securities Authority or the SEC, and, to the knowledge of Richmont, no investigation or other proceedings involving Richmont that may operate to prevent or restrict trading of any securities of Richmont are currently in progress or pending before the TSX, NYSE, any Securities Authority or the SEC.

(gg)
Reports. Richmont has filed with the Securities Authorities, the SEC, the TSX, NYSE and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it. Such forms, reports, schedules, statements, certifications, material change reports and other documents, at the time filed or, if amended, as of the date of such amendment: (i) did not contain any misrepresentation (as defined by securities Laws) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (ii) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities, the SEC, the TSX, NYSE or other self-regulatory authority having jurisdiction over Richmont except where such non-compliance has not had, or would not reasonably be expected to have, a Material Adverse Effect on Richmont. Richmont has not filed any confidential material change or other report or other document with any Securities Authorities, the TSX or other self-regulatory authority which at the date hereof remains confidential. None of the Richmont Subsidiaries are required to file any reports or other documents with any of the Securities Authorities, the SEC, the TSX or NYSE. As of the date hereof, Richmont has made available to Alamos true, complete and correct copies of all comment letters, inquiries and other correspondence with all Securities Authorities, the SEC, the TSX, NYSE or other self-regulatory authorities having jurisdiction over Richmont since January 1, 2014.

(hh)
Compliance with Laws. Except with respect to matters relating to the environment or Environmental Laws (which are addressed in Section 3.1(z)), Richmont and the Richmont Subsidiaries have complied with and are not in violation of any applicable Law other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on Richmont.

(ii)
Code of Ethics. The Code of Ethics has been adopted by the Richmont Board and a true, correct and complete copy has been made available to Alamos. To the knowledge of Richmont there have been no material violations or contraventions of the Code of Ethics by any officer, director, employee, consultant, contractor or agent of Richmont or the Richmont Subsidiaries. No variation, exception, waiver or management override from compliance with the Code of Ethics has been granted, in writing or otherwise, to any Person.

(jj)
No Option on Assets. No Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Richmont or the Richmont Subsidiaries of any of the assets of Richmont other than as described or contemplated in this Agreement and the Richmont Disclosure Letter.

(kk)
Certain Contracts. None of Richmont and the Richmont Subsidiaries is a party to or bound by any non-competition agreement, area of mutual interest agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to: (i) limit the manner or the localities in which all or any material portion of the business of Richmont or the Richmont Subsidiaries is conducted; (ii) limit any business practice of Richmont or any of the Richmont Subsidiaries in any material respect; or (iii) restrict any acquisition or disposition of any property by Richmont or any of the Richmont Subsidiaries in any material respect.

(ll)
No Broker’s Commission. Except as disclosed in the Richmont Disclosure Letter, none of Richmont and the Richmont Subsidiaries has entered into any agreement that would entitle any Person to any valid claim against Richmont or any of the Richmont Subsidiaries for a broker’s commission, finder’s fee, success fee or any like payment or fee in respect of the Arrangement or any other matter contemplated by this Agreement.

(mm)
No Expropriation. No property or asset of Richmont or any of the Richmont Subsidiaries (including any Richmont Property or Richmont Mineral Rights) has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Richmont, is there any intent or proposal to give any such notice or to commence any such proceeding.

(nn)
Corrupt Practices Legislation. None of Richmont or any of the Richmont Subsidiaries has taken, directly or indirectly, any action which would cause Richmont or any of the Richmont Subsidiaries to be in violation of the United States Foreign Corrupt Practices Act of 1977, as amended (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any applicable Laws of similar effect of any other jurisdiction (collectively, the “Anti-Corruption Laws”) and, to the knowledge of Richmont, no such action has been taken by any of the officers, directors, employees, agents, representatives or other Persons acting on behalf of Richmont or any of the Richmont Subsidiaries. Richmont has conducted its businesses in compliance with Anti-Corruption Laws and has instituted and maintains policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(oo)
Vote Required. Except as may be determined by the Court in the Interim Order, the only vote of holders of any class or series of the Richmont Shares, Richmont Options, or other securities of Richmont necessary to approve this Agreement and the Arrangement and the transactions contemplated hereof or thereby is the approval of the Arrangement Resolution by the Richmont Shareholders.

(pp)
Information. The information contained or incorporated by reference in the Richmont Circular and the Alamos Circular relating to Richmont will contain no untrue statement of a material fact and will not omit to state a material fact that is required to be stated or that is necessary to make the statements not misleading in light of the circumstances in which they were made.

(qq)
U.S. Securities Law Matters. Richmont (i) is a “foreign private issuer” as defined in Rule 405 under the 1933 Act, and (ii) is not registered or required to register as an investment company under the 1940 Act.

(rr)
Confidentiality Agreements. Neither Richmont nor any of the Richmont Subsidiaries have waived or released any Person from any standstill, confidentiality or use or other similar provisions of any confidentiality or similar agreements entered into by Richmont or any of the Richmont Subsidiaries.

(ss)
Commodity Linked Agreements. Except as disclosed in the Richmont Disclosure Letter, neither Richmont nor any Richmont Subsidiary have granted or entered into, and none of the assets, properties or mineral rights of Richmont or any Richmont Subsidiary are subject to any back-in rights, farm-in rights, earn-in rights, streaming arrangements, royalty rights, off-take rights, rights of first offer, option rights, rights of first refusal or similar rights or provisions or any agency marketing fees, volume or production based payments or commodity based payments (whether based on price of a commodity or volume of commodities produced or otherwise) or any other arrangements or payments (actual or contingent) where a Person would receive or be entitled to receive a payment or payments or a fee or fees in connection with or with reference to the production or sale of minerals from any of mineral properties of Richmont or any Richmont Subsidiary.

(tt)
Ownership of Alamos Shares. As of the date hereof neither Richmont nor any Richmont Subsidiary, whether alone or together with any Person under common control with Richmont or any Richmont Subsidiary or a Person acting jointly or in concert with any of them, directly or indirectly, beneficially own or exercise control or direction over any securities of Alamos nor do they have any options, rights or entitlements to acquire any securities of Alamos.

(uu)
No Collateral Benefits. Except as disclosed in the Richmont Disclosure Letter, to the knowledge of Richmont, no “related party” of Richmont (within the meaning of MI 61-101) will receive a “collateral benefit” (within the meaning of MI 61-101) as a consequence of the transactions contemplated by this Agreement.

3.2    Representations and Warranties of Alamos
Alamos hereby represents and warrants to Richmont, and hereby acknowledges that Richmont is relying upon such representations and warranties in connection with entering into this

Agreement and agreeing to complete the Arrangement, that except as disclosed in the Alamos Public Disclosure Record, or except as expressly permitted by this Agreement:

(a)
Organization. Alamos has been amalgamated, is validly subsisting and has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Alamos is registered, licensed or otherwise qualified as an extra-provincial corporation, a corporation (in accordance with the laws of the country of domicile) or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Alamos. All of the issued and outstanding shares in the capital of the Alamos Subsidiaries are validly issued, fully paid and non-assessable to the extent such a concept exists under applicable Law. All of the outstanding shares of the Alamos Subsidiaries are owned directly or indirectly by Alamos. Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable Alamos Subsidiary, the outstanding shares of each of the Alamos Subsidiaries are owned free and clear of all Encumbrances and Alamos is not liable to any creditor in respect thereof. Except pursuant to this Agreement and the transactions contemplated hereby, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of, or interest in, any of the Alamos Subsidiaries from either Alamos or any of the Alamos Subsidiaries.

(a)
Capitalization. Alamos is authorized to issue an unlimited number of Alamos Shares. As at September 8, 2017 there were: (i) 300,653,596 Alamos Shares outstanding; and (ii) an aggregate of 22,757,219 Alamos Shares reserved for issue pursuant to outstanding options, warrants, convertible securities and other rights to acquire Alamos Shares. All issued and outstanding Alamos Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. Except as stated in the first sentence of this Section 3.2(b), and except as created pursuant to this Agreement and the transactions contemplated hereby, as of the date hereof, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Alamos to issue or sell any securities of or interest in Alamos, except as set forth in the Alamos Disclosure Letter. As of the date hereof, Alamos and each of the Alamos Subsidiaries is in compliance with the terms and conditions of the Financial Indebtedness of Alamos or any of the Alamos Subsidiaries and has not received any notice of default or breach of, or termination under, any instruments governing Financial Indebtedness of Alamos or any of the Alamos Subsidiaries, except in either case as would not individually or in the aggregate have a Material Adverse Effect on Alamos.

(b)
Authority. Alamos has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Alamos as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Alamos and all other agreements and instruments to be executed by Alamos as contemplated by this

Agreement, and the completion by Alamos of the transactions contemplated herein and therein have been authorized by the Alamos Board subject to obtaining the approval by Alamos Shareholders of the Alamos Resolution and no other corporate proceedings on the part of Alamos are necessary to authorize this Agreement or to complete the transactions contemplated hereby or thereby other than in connection with the approval by the Alamos Board of the Alamos Circular and the Alamos Meeting. This Agreement has been executed and delivered by Alamos and constitutes a legal, valid and binding obligation of Alamos, enforceable against Alamos in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. Subject to the receipt of the approvals set out in this Section 3.2(c), the execution and delivery by Alamos of this Agreement and the performance by it of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

(i)
result in a violation, contravention or breach of or constitute a default under, or entitle any Person to terminate, accelerate, modify or call any obligations or rights under, require any consent to be obtained under or give rise to any termination rights under any provision of:

(A)	the articles and by-laws of Alamos,

(B)	any Law or rules or policies of the TSX or NYSE, or

(C)
any credit agreement, note, bond, mortgage, indenture, supplemental indenture, deed of trust, lease, franchise, concession, easement, contract, agreement, Authorization, or other instrument to which Alamos or any of the Alamos Subsidiaries is bound or is subject or of which Alamos or any of the Alamos Subsidiaries is the beneficiary, in each case, which would, individually or in the aggregate, have a Material Adverse Effect on Alamos; or

(ii)
give rise to any right of termination or acceleration of Financial Indebtedness, or cause any Financial Indebtedness owing by Alamos or any of the Alamos Subsidiaries to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect on Alamos; or

(iii)
result in the imposition of any Encumbrance upon any of the property or assets of Alamos or any of the Alamos Subsidiaries or give any Person the right to acquire any of Alamos’s or any of the Alamos Subsidiaries’ assets, or restrict, hinder, impair or limit the ability of Alamos or any of the Alamos Subsidiaries to conduct the business of Alamos or any of the Alamos Subsidiaries as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Effect on Alamos.

No consent, approval, order or Authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by Alamos or any of the Alamos Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by Alamos of the transactions contemplated hereby other than: (i) in connection with or in compliance with applicable securities Laws; (ii) filings with and approvals required by the Securities Authorities, the SEC, TSX and NYSE; (iii) the Competition Act Approval; and (vii) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Alamos.

(c)
Directors’ Approvals. (i) The Alamos Board has received the Alamos Fairness Opinion; (ii) the Alamos Board, after consultation with its outside legal counsel and financial advisors, has unanimously determined that the acquisition of all of the issued and outstanding Richmont Shares pursuant to the Arrangement is in the best interests of Alamos and accordingly has approved the entering into of this Agreement and the making of a recommendation that Alamos Shareholders vote in favour of the Alamos Resolution (the “Alamos Board Approval”); and (iii) each director or officer has advised Alamos that he or she intends to vote all Alamos Shares held by him or her in favour of the Alamos Resolution.

(d)
No Defaults. None of Alamos and the Alamos Subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by Alamos or any of the Alamos Subsidiaries under:

(i)	its articles or by-laws or equivalent organizational documents; or

(ii)
any contract, agreement or licence to which Alamos or any of the Alamos Subsidiaries is a party or by which any of them is bound that would, individually or in the aggregate, have a Material Adverse Effect on Alamos.

(e)
Absence of Changes. Since December 31, 2016, except as disclosed in the Alamos Public Disclosure Documents, there has not occurred, and there exists no change, event, occurrence or state of facts which has had or is reasonably likely to have, a Material Adverse Effect with respect to Alamos.

(f)
Material Contracts. Neither Alamos nor any of the Alamos Subsidiaries is in breach or default under any material contract to which it is a party or bound, nor does Alamos have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Material Adverse Effect on Alamos. None of Alamos and the Alamos Subsidiaries knows of, or has received written notice of, any breach or default under (nor, to the knowledge of Alamos, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such material contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Material Adverse Effect on Alamos.

(g)
Financial Matters. Alamos’s audited consolidated financial statements as at and for the financial year ended December 31, 2016 and Alamos’s consolidated interim financial report as at and for the three and six months ended June 30, 2017 (collectively, the “Alamos Financial Statements”) were prepared in accordance with IFRS and present fairly, in all material respects, the consolidated financial position of Alamos at the respective dates indicated, and its consolidated financial performance and its consolidated cash flows for the year then ended.

Alamos maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the 1934 Act) that comply with the requirements of the 1934 Act and such disclosure controls and procedures are effective. Alamos maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the 1934 Act) which complies with the requirements of the 1934 Act. Such system of internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
Alamos maintains a system of disclosure controls and procedures (as such term is defined in NI 52‑109) to provide reasonable assurance that (i) material information relating to Alamos is made known to Alamos’s management, including its chief financial officer and chief executive officer, particularly during the periods in which Alamos’s interim filings and annual filings (as such terms are defined in NI 52‑109) are being prepared; and (ii) information required to be disclosed by Alamos in its annual filings, interim filings or other reports filed or submitted by it under applicable securities Laws are recorded, processed, summarized and reported within the time periods specified in applicable securities Laws. Alamos maintains a system of internal control over financial reporting (as such term is defined in NI 52‑109) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Since December 31, 2016, there has been no material change in Alamos’s internal control over financial reporting.
Since December 31, 2016, neither Alamos nor, to Alamos’s knowledge, any director, officer, employee, auditor, accountant or representative of Alamos or any of the Alamos Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Alamos or any of the Alamos Subsidiaries or their respective internal accounting controls which has not been resolved to the satisfaction of the audit committee of the Alamos Board.

(h)
Auditors. The auditors of Alamos are independent public accountants as required by applicable Laws and there is not now, and there has never been, any reportable event (as defined in NI 51-102) with the present or any former auditors of Alamos.

(i)
Books and Records. The corporate records and minute books of Alamos and the Alamos Subsidiaries have been maintained in accordance with all applicable Laws and are complete and accurate in all respects, except where such incompleteness or inaccuracy would not have a Material Adverse Effect on Alamos. Financial books and records and accounts of Alamos and the Alamos Subsidiaries, in all material respects: (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice, in accordance with IFRS; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Alamos and the Alamos Subsidiaries; and (iii) accurately and fairly reflect the basis for the Alamos Financial Statements.

(j)
Litigation. Except as disclosed in the Alamos Disclosure Letter, there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Alamos, threatened against or relating to Alamos or any of the Alamos Subsidiaries or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, had, or could reasonably be expected to have, a Material Adverse Effect on Alamos or that would materially impede the consummation of the transactions contemplated by this Agreement. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Alamos, threatened against or relating to Alamos or any of the Alamos Subsidiaries before any Governmental Entity. None of Alamos and the Alamos Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of Alamos or one of the Alamos Subsidiaries, as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement or have a Material Adverse Effect on Alamos.

(k)
Mineral Reserves and Resources. The proven and probable mineral reserves and mineral resources for the mineral projects in which Alamos or any of the Alamos Subsidiaries holds an interest, as set forth in the Alamos Public Disclosure Documents, were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all applicable Laws, including the requirements of NI 43-101. There has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of Alamos or any of the Alamos Subsidiaries, or any of their material joint ventures, taken as a whole, from the amounts set forth in the Alamos Public Disclosure Documents.

(l)
Off-Balance Sheet Transactions. Except as disclosed in the Alamos Disclosure Letter, none of Alamos or any of the Alamos Subsidiaries is party to or bound by any operating leases or any “off-balance sheet” transactions or arrangements.

(m)	Other Operational Matters. Except as disclosed in the Alamos Disclosure Letter or would not reasonably be expected to have a Material Adverse Effect on Alamos:

(i)
any and all operations of Alamos and each of the Alamos Subsidiaries and, to the knowledge of Alamos, any and all operations by third parties, on or in respect of the assets and properties of Alamos and the Alamos Subsidiaries, have been conducted in accordance with reasonable and prudent Canadian or Mexican mining industry practices, as applicable, and in compliance with applicable Laws; and

(ii)
in respect of the assets and properties of each of Alamos and the Alamos Subsidiaries that are operated by it, if any, Alamos and the Alamos Subsidiaries hold all valid licences, permits and similar rights and privileges that are required and necessary under applicable Laws to operate the assets and properties of Alamos and the Alamos Subsidiaries, as the case may be, as presently operated.

(n)
Environmental. Except as disclosed in the Alamos Disclosure Letter or to the extent that any violation or other matter referred to in this subsection does not, individually or in the aggregate, have a Material Adverse Effect on Alamos:

(i)	Alamos and the Alamos Subsidiaries are and have been in compliance with, and are not in violation of, any Environmental Laws;

(ii)
Alamos and the Alamos Subsidiaries have operated their respective business at all times and have generated, received, handled, used, stored, treated, shipped and disposed of all contaminants, wastes, and hazardous and toxic substances without violation of Environmental Laws;

(iii)
there have been no spills, releases, deposits, presence or discharges of pollutants or hazardous or toxic substances, contaminants or wastes into or in the earth, air or any body of water, whether surface or otherwise, or any municipal or other sewer or drain or drinking or water systems by Alamos or any of the Alamos Subsidiaries or at, to or from Alamos’s or any of the Alamos Subsidiaries’ assets or operations, which could reasonably be expected to result in Liability under any Environmental Law;

(iv)
no orders, notifications, directives, demands, Claims, instructions, directions or notices have been issued and remain outstanding by any Governmental Entity pursuant to any Environmental Laws relating to the business or assets of Alamos or any of the Alamos Subsidiaries;

(v)	neither Alamos nor any of the Alamos Subsidiaries has failed to report to the proper Governmental Entity the occurrence of any event which is required to be so reported by any Environmental Laws; and

(vi)
to the knowledge of Alamos, none of Alamos and the Alamos Subsidiaries are subject to any past or present fact, condition or circumstance that could reasonably be expected to result in Liability under any Environmental Laws.

(o)	Tax Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Alamos:

(i)
each of Alamos and the Alamos Subsidiaries has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and such Tax Returns are true, complete and correct;

(ii)
each of Alamos and the Alamos Subsidiaries has: (A) duly and timely paid all Taxes due and payable by it; (B) duly and timely deducted or withheld all Taxes and other amounts required by Law to be deducted or withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Laws to be remitted by it; and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales, sales, value added, federal, provincial, state or territorial sales taxes, required by Laws to be collected by it and have duly and timely remitted to the appropriate Governmental Entity any such amounts required by Laws to be remitted by it;

(iii)
there are no investigations, audits or Claims now pending or, to the knowledge of Alamos, threatened against any of Alamos or the Alamos Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes; and

(iv)
since the date of the most recent interim financial report included in the Financial Statements, neither Alamos nor any of the Alamos Subsidiaries has incurred any material Liability, whether actual or contingent, for Taxes or engaged in any transaction or event that would result in any material Liability, whether actual or contingent, for Taxes, other than in the ordinary course of business.

(p)
Reporting Status. Alamos is a reporting issuer or its equivalent in each of the provinces and territories of Canada. The Alamos Shares are registered pursuant to Section 12(b) of the 1934 Act, Alamos is subject to the reporting requirements of Section 13 of the 1934 Act and Alamos is not in default in any material respect of its obligations as such. The Alamos Shares are listed on the TSX and NYSE and are not listed or quoted on any other market, and Alamos is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX and NYSE.

(q)
No Cease Trade. Alamos is not subject to any cease trade or other order of the TSX, NYSE, any Securities Authority or the SEC, and, to the knowledge of Alamos, no investigation or other proceedings involving Alamos that may operate to prevent or restrict trading of any securities of Alamos are currently in progress or pending before the TSX, NYSE, any Securities Authority or the SEC.

(r)
Reports. Alamos has filed with the Securities Authorities, the SEC, the TSX, NYSE and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it. The Alamos Public Disclosure Documents, at the time filed or, if amended, as of the date of such amendment: (i) did not contain any misrepresentation (as defined by securities Laws) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (ii) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities, the SEC, the TSX, NYSE or other self-regulatory authority having jurisdiction over Alamos, except where such non-compliance has not had, or would not reasonably be expected to have, a Material Adverse Effect on Alamos. Alamos has not filed any confidential material change or other report or other document with any Securities Authorities, the SEC, the TSX, NYSE or other self-regulatory authority which at the date hereof remains confidential.

(s)
Compliance with Laws. Alamos and the Alamos Subsidiaries have complied with and are not in violation of any applicable Law other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on Alamos.

(t)
No Expropriation. No property or asset of Alamos or any of the Alamos Subsidiaries has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Alamos, is there any intent or proposal to give any such notice or to commence any such proceeding.

(a)
Corrupt Practices Legislation. None of Alamos or the Alamos Subsidiaries has taken, directly or indirectly, any action which would cause Alamos or any Alamos Subsidiary to be in violation of Anti-Corruption Laws and, to the knowledge of Alamos, no such action has been taken by any of the officers, directors, employees, agents, representatives or other Persons acting on behalf of Alamos, or the Alamos Subsidiaries. Each of Alamos and the Alamos Subsidiaries has conducted its businesses in compliance with Anti-Corruption Laws and has instituted and maintains policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(b)
Information. The information contained or incorporated by reference in the Richmont Circular relating to Alamos will contain no untrue statement of a material fact and will not omit to state a material fact that is required to be stated or that is necessary to make the statements not misleading in light of the circumstances in which they were made.

(c)
U.S. Securities Law Matters. Alamos (i) is a “foreign private issuer” as defined in Rule 405 under the 1933 Act, and (ii) is not registered or required to register as an investment company under the 1940 Act.

(d)	Canadian Status. Alamos is not a non-Canadian within the meaning of the Investment Canada Act (Canada).

(e)
Ownership of Richmont Shares. As of the date hereof, neither Alamos nor any Alamos Subsidiary, whether alone or together with any Person under common control with Alamos or any Alamos Subsidiary or a Person acting jointly or in concert with any of them, directly or indirectly, beneficially own or exercise control or direction over any securities of Richmont nor do they have any options, rights or entitlements to acquire any securities of Richmont.

(a)
Issuance of Alamos Securities. Alamos has the full power and authority to issue the Alamos Shares to be issued to Richmont Shareholders pursuant to the Plan of Arrangement. The issuance of such Alamos Shares has been, or prior to the Effective Date will be, duly authorized, and such Alamos Shares, when issued in accordance with the Plan of Arrangement, will be validly issued as fully paid and non-assessable shares of Alamos.

3.3    Richmont Disclosure Letter
The Parties acknowledge and agree that Richmont has delivered to Alamos the Richmont Disclosure Letter, which has been accepted by Alamos and which sets forth all modifications to those representations and warranties made by Richmont in Section 3.1 hereof.
3.4    Alamos Disclosure Letter
The Parties acknowledge and agree that Alamos has delivered to Richmont the Alamos Disclosure Letter, which has been accepted by Richmont and which sets forth all modifications to those representations and warranties made by Alamos in Section 3.2 hereof.
3.5    Survival of Representations and Warranties
The representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished on the earlier of the Effective Date and the date on which this Agreement is terminated.
Article 4
COVENANTS
4.1    Covenants of Richmont
Subject to the other terms and conditions of this Agreement, Richmont hereby covenants and agrees with Alamos as follows:

(a)	Richmont Meeting. In a timely and expeditious manner, Richmont shall:

(i)
prepare the Richmont Circular, provide Alamos with a reasonable opportunity to comment thereon, reasonably consider all comments provided thereon by Alamos, and subsequently file the Richmont Circular, together with any other documents required by applicable Laws, in all jurisdictions where the Richmont Circular is required to be filed and mail the Richmont Circular, as ordered by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where the Richmont Circular is required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof and in the form and containing the information required by all applicable Laws, including all applicable corporate and securities legislation and requirements, and not containing any misrepresentation (as defined under applicable securities Laws) with respect thereto, other than with respect to any information relating to and provided by Alamos. The Richmont Circular will include information in sufficient detail to permit the Richmont

Shareholders to form a reasoned judgment concerning the matters to be placed before them at the Richmont Meeting, and to allow reliance upon the Section 3(a)(10) Exemption with respect to the issue of the Alamos Shares as part of completion of the Arrangement;

(ii)
subject to the terms of this Agreement: (A) take all commercially reasonable lawful action to solicit proxies in favour of the Arrangement Resolution, including retaining a proxy solicitation agent to solicit in favour of the Arrangement Resolution; (B) recommend (and the Richmont Board shall in the Richmont Circular unanimously recommend) to all Richmont Shareholders that they vote in favour of the Arrangement Resolution; (C) not withdraw, modify or qualify, or publicly propose to or publicly state that it intends to withdraw, modify or qualify in any manner adverse to Alamos such recommendation or the unanimous approval, recommendation or declaration of advisability of the Richmont Board (a “Richmont Change in Recommendation”), it being understood that failing to affirm the approval or recommendation of the Richmont Board of the transactions contemplated herein after an Acquisition Proposal in respect of Richmont has been publicly announced shall be considered an adverse modification except as expressly permitted by Sections 6.1 and 6.2 hereof; and (D) include in the Richmont Circular the Richmont Board Approval and a statement that each director and officer of Richmont intends to vote all of such Person’s Richmont Shares in favour of the Arrangement Resolution;

(iii)
convene and conduct the Richmont Meeting in accordance with Richmont’s constating documents, applicable Laws and the Interim Order as soon as reasonably practicable and in any event no later than November 27, 2017 (or such later date as may be consented to by Alamos or otherwise permitted pursuant to this Agreement);

(iv)	provide notice to Alamos of the Richmont Meeting and allow representatives of Alamos to attend the Richmont Meeting;

(v)
at the reasonable request of Alamos from time to time Richmont shall provide Alamos with a list (in both written and electronic form) of the registered Richmont Shareholders, together with their addresses and respective holdings of Richmont Shares and with a list of the names and addresses and holdings of all Persons having rights issued by Richmont to acquire Richmont Shares (including holders of Richmont Options) and a list of non-objecting beneficial owners of Richmont Shares, together with their addresses and respective holdings of Richmont Shares. Richmont shall from time to time require that its registrar and transfer agent furnish Alamos with such additional information, including updated or additional lists of Richmont Shareholders and lists of holdings and other assistance as Alamos may reasonably request;

(vi)	provide Alamos with information on the proxies received and the Richmont Shareholder votes on the Arrangement Resolution on a daily basis commencing at least ten Business Days before the date of the Richmont Meeting to the extent that such information is available to Richmont;

(vii)	take all such actions as may be required under applicable Laws in connection with the transactions contemplated by this Agreement and the Plan of Arrangement; and

(viii)
except as required by applicable Law, or with the prior written consent of Alamos, which shall not be unreasonably withheld, conditioned or delayed, the Arrangement Resolution shall be the only matter of business transacted at the Richmont Meeting; provided that, if Richmont is required by applicable Law, or permitted by Alamos in writing, to transact any other item of business at the Richmont Meeting, Richmont shall cause the Arrangement Resolution to be considered and voted upon before any other item of business to be transacted at the Richmont Meeting.

(b)
Amendments to Richmont Circular. In a timely and expeditious manner and subject to providing Alamos with a reasonable opportunity to comment thereon, Richmont shall prepare and file any mutually agreed (or as otherwise required by applicable Laws or to comply with the requirements of the Section 3(a)(10) Exemption) amendments or supplements to the Richmont Circular (which amendments or supplements shall be in a form satisfactory to the Parties, acting reasonably), complying in all material respects with all applicable Laws (and in compliance with the requirements of the Section 3(a)(10) Exemption) on the date of the mailing thereof.

(c)
Adjournment. Subject to Section 6.2(f), Richmont shall not adjourn, postpone or cancel the Richmont Meeting (or propose to do so), except: (i) in the case of an adjournment, if quorum is not present at the Richmont Meeting; (ii) in the case of an adjournment or postponement, for any bona fide reason entirely beyond the control of Richmont, acting in good faith, provided that such reason is not related in any manner whatsoever to an Acquisition Proposal; (iii) if required by applicable Laws; (iv) if otherwise agreed with Alamos; or (v) if required by the Court. For greater certainty, no Richmont Change in Recommendation shall relieve Richmont from its obligation to proceed to call and hold the Richmont Meeting and to hold the vote on the Arrangement Resolution (provided that, except as required under applicable Laws, Richmont shall be relieved from its obligations to actively solicit proxies in favour of the Arrangement in such circumstances), except in circumstances where this Agreement is terminated in accordance with the terms hereof.

(d)
Information for Alamos Circular. In a timely and expeditious manner, Richmont shall provide to Alamos all information as may be reasonably requested by Alamos or as required by applicable Laws or the rules of the TSX with respect to Richmont and the Richmont Subsidiaries and their respective businesses and properties for inclusion in the Alamos Circular or in any amendment or supplement to the Alamos Circular that complies in all material respects with all applicable Laws on the date of the mailing thereof and not containing any misrepresentation (as defined under applicable Laws) with respect thereto. Richmont shall use commercially reasonable efforts to obtain consents of auditors and other advisors to use financial, technical or expert information in the Alamos Circular and fully cooperate with Alamos in the preparation of the Alamos Circular.

(e)
Dissent Rights. Richmont shall promptly provide Alamos with a copy of any purported exercise of the Dissent Rights in respect of the Arrangement Resolution and written communications with any Richmont Shareholder purportedly exercising such Dissent Rights, and shall not settle or compromise any action brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement, including the Arrangement, without the prior written consent of Alamos, which consent shall not be unreasonably withheld, conditioned or delayed.

(f)	Compliance with Orders. Richmont shall forthwith carry out the terms of the Interim Order and the Final Order.

(g)
Copy of Documents. Except as otherwise provided herein, Richmont shall furnish promptly to Alamos a copy of any filings made under any applicable Laws and any dealings or communications with any Governmental Entity, Securities Authority, the SEC or any stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement (except where such material is confidential, in which case it will be provided (subject to applicable Laws) to the other Party’s outside counsel on an “external counsel” basis). Richmont shall, and shall cause the Richmont Subsidiaries to, give Alamos and its representatives during normal business hours reasonable access to their premises, assets, books, records, contracts and personnel and furnish Alamos with all such other information as Alamos may reasonably request. No environmental assessment or other intrusive analysis will be conducted by Alamos without the prior written consent of Richmont.

(h)
Usual Business. Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement, Richmont shall, and shall cause the Richmont Subsidiaries to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice.

(i)
Certain Actions Prohibited. Other than as required or expressly permitted or specifically contemplated by this Agreement or disclosed in the Richmont Disclosure Letter, Richmont shall not, without the prior written consent of Alamos, which consent shall not be unreasonably withheld, conditioned or delayed, directly or indirectly do or cause or permit any of the Richmont Subsidiaries to do, any of the following, except where refraining from taking any such action, or seeking the consent of Alamos, as the case may be, would be contrary to applicable Laws:

(i)
issue, sell, grant, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to do so, or permit any of the Richmont Subsidiaries to issue, sell, grant, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to do so, any shares or other securities of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, Richmont or any of the Richmont Subsidiaries, other than the issue of Richmont Shares in accordance with the Richmont Options, Richmont RSUs and Richmont DSUs issued and outstanding on the date hereof in accordance with their terms as of the date hereof or as required by the Richmont Rights Plan;

(ii)
other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other Persons), sell, lease, encumber or otherwise dispose of, or permit any of the Richmont Subsidiaries to sell, lease, encumber or otherwise dispose of, any property or assets or enter into any agreement or commitment in respect of any of the foregoing, including pursuant to any royalty, streaming or similar arrangement;

(iii)
amend or propose to amend the articles, by-laws or other constating documents or their equivalent of Richmont or any of the Richmont Subsidiaries or any of the terms of the Richmont Shares, Richmont Options, Richmont RSUs or Richmont DSUs as they exist at the date of this Agreement;

(iv)
reduce its stated capital, or split, combine or reclassify any of the shares or other securities of Richmont or any of the Richmont Subsidiaries, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Richmont Shares or the shares of any of the Richmont Subsidiaries;

(v)
redeem, purchase or offer to purchase, or permit any of the Richmont Subsidiaries to redeem, purchase or offer to purchase, any Richmont Shares and, other than pursuant to the Richmont LTIP, the Richmont DSU Plan or the Richmont Rights Plan, any other securities or rights under existing contracts, agreements and commitments;

(vi)	take any action that would result in any amendment, modification, or change of any term of any Financial Indebtedness by Richmont or any of the Richmont Subsidiaries;

(vii)
adopt, or permit any of the Richmont Subsidiaries to adopt, any resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction in respect of itself, or adopt any plan of liquidation;

(viii)
acquire or agree to acquire any corporation, partnership or other Person (or material interest therein) or division of any corporation or other entity, or permit any of the Richmont Subsidiaries to acquire or agree to acquire any corporation, partnership or other Person (or material interest therein) or division of any corporation or other entity;

(ix)
(A) satisfy or settle any claim, dispute, Liability or obligation that is not in the ordinary course of business except for any Liability or obligation between Richmont and any of the Richmont Subsidiaries or between Richmont Subsidiaries; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of $5,000,000; (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments or transactions; (D) enter into or renew any lease, licence or other binding obligation of Richmont or any of the Richmont Subsidiaries (1) containing (a) any limitation or restriction on the ability of Richmont or any of the Richmont Subsidiaries to engage in any type of activity or business, (b) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of Richmont or any of the Richmont Subsidiaries, is or may be conducted, or (c) any limit or restriction on the ability of Richmont or any of the Richmont Subsidiaries to solicit customers or employees, or (2) that would reasonably be expected to delay or prevent the consummation of the transactions contemplated by this Agreement; or (E) enter into or renew any agreement, contract, lease, licence or other binding obligation of Richmont or any of the Richmont Subsidiaries that involves or would reasonably be expected to involve aggregate payments over the term of the contract in excess of $10,000,000;

(x)
(A) acquire any assets outside of the ordinary course of business, consistent with past practice; (B) incur any indebtedness for borrowed money or any other Liability or obligation outside of the ordinary course of business, consistent with past practice, or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other Person, or make any loans or advances, except inter-company guarantees and inter-company loans and advances; (C) authorize, recommend or propose any release or relinquishment of any material contractual right; (D) waive, release, grant or transfer any rights of material value or modify or change in any material respect any existing material Authorization, lease, contract, agreement, government land concession or other material rights or claims; (E) terminate any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments or transactions, except for the settlement of contracts in existence as of the date of this Agreement in accordance with the terms thereof; (F) enter into any financial agreements with its directors or officers or their respective affiliates; or (G) authorize, propose, permit or agree to any of the above;

(xi)
initiate any material discussion, negotiations or filings with any Governmental Entity regarding any matter (including with respect to the Arrangement or the transactions contemplated by this Agreement or regarding the status of the Richmont Property or the Richmont Mineral Rights) without the prior consent of Alamos, such consent not to be unreasonably withheld, and Richmont further agrees, subject to applicable Law, to provide Alamos with immediate notice of any material communication (whether oral or written) from a Governmental Entity, including a copy of any such written communication;

(xii)
enter into, or cause any Richmont Subsidiaries to enter into, new commitments of a capital expenditure nature or incur any new contingent Liabilities other than: (A) ordinary course expenditures; (B) expenditures required by Laws; (C) expenditures made in connection with transactions contemplated in this Agreement; and (D) capital expenditures required to prevent the occurrence of a Material Adverse Effect;

(xiii)
create any new obligations or Liabilities or modify or in any manner amend any existing obligations and Liabilities to pay any amount, including loan amounts, to its or their officers, directors, employees and consultants, other than for ordinary course salary, bonuses under its or their existing bonus arrangements and directors’ fees in the ordinary course, in each case in amounts consistent with historic practices and obligations or liabilities or arising in the ordinary and usual course of business;

(xiv)
adopt or amend or make any material contribution to any Richmont Benefit Plan, the Richmont LTIP, the Richmont DSU Plan or any other bonus, profit sharing, retention, option, deferred compensation, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with applicable Laws or the terms of such plans, programs, arrangements or agreements where the failure to so comply would result in a material breach of such plans, programs, arrangements or agreements;

(xv)
take actions or fail to take any action that could reasonably be expected to be prejudicial in any material respect to Alamos’s interest in the business, property or assets of Richmont or any Richmont Subsidiaries following the completion of the Arrangement;

(xvi)	acquire any securities of Alamos or any option, rights or entitlements to acquire any securities of Alamos or enter into any commitment or agreement to do any of the foregoing; or

(xvii)	except as required by IFRS or any applicable Laws, make any changes to the existing accounting policies of Richmont or any Richmont Subsidiaries.

(j)
Employment Arrangements. Other than as disclosed in the Richmont Disclosure Letter or as expressly permitted by this Agreement, Richmont shall not, and shall not cause or permit the Richmont Subsidiaries to, without the prior written consent of Alamos, which shall not be unreasonably withheld, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares or other equity award, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control, retention bonus or payments, or termination pay to, or make any loan to, any employee, officer or director of Richmont or any of the Richmont Subsidiaries.

(k)
Insurance. Richmont shall use commercially reasonable efforts, and shall cause the Richmont Subsidiaries to use commercially reasonable efforts, to cause their respective current insurance (and reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(l)
Mineral Rights and Properties. Richmont shall, and shall cause the Richmont Subsidiaries to, use commercially reasonable efforts to maintain and preserve all of its rights under each of the Richmont Mineral Rights, Richmont Property and under each of its Authorizations.

(m)	Certain Actions. Richmont shall:

(i)
not take any action, or refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or that would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by Richmont in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made, or that could reasonably be expected to have a Material Adverse Effect on Richmont;

(ii)
not participate in any material discussions, negotiations, consultations or filings or other communications, other than in the normal course of business, with (i) any Governmental Entity regarding permits or Environmental Laws with respect to the Richmont Property or Richmont Mineral Rights or (ii) any Aboriginal Groups or any Persons representing or purporting to represent any Aboriginal Group on the exercise or assertion of aboriginal rights or assertion of aboriginal title in relation to the Richmont Property or Richmont Mineral Rights or the transactions contemplated by this Agreement (or any Governmental Entity in relation to any of the foregoing) without the prior written consent of Alamos, which shall not be unreasonably withheld, and Richmont shall, and shall cause the Richmont Subsidiaries to, provide Alamos with prompt notice of any material communication (whether oral or written) in respect of any of the foregoing, including a copy of any such written communication, and to allow Alamos to participate in any such permitted discussions, negotiations, consultations, filings or other communications; and

(iii)
promptly notify Alamos in writing of: (A) any Material Adverse Effect, or any change, event, occurrence or state of facts that could reasonably be expected to become a Material Adverse Effect, in respect of Richmont; and (B) any material Governmental Entity or third Person complaints, investigations or hearings (or communications indicating that the same may be contemplated).

(n)
No Compromise. Richmont shall not, and shall cause the Richmont Subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any securities of Richmont in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of Alamos, which consent shall not be unreasonably withheld, conditioned or delayed.

(o)
Contractual Obligations. Without the prior written agreement of Alamos, Richmont shall not, and shall cause the Richmont Subsidiaries not to, enter into, renew or modify in any material respect any instrument governing Financial Indebtedness, material contract, agreement, lease, commitment or arrangement to which Richmont or any of the Richmont Subsidiaries is a party or by which any of them is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement or where to do so would not have a Material Adverse Effect on Richmont.

(p)
Satisfaction of Conditions. Richmont shall use commercially reasonable efforts to satisfy, or cause to be satisfied, all of the conditions precedent to its obligations to the extent that the same are within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using commercially reasonable efforts to:

(i)
obtain the approval of the Richmont Shareholders with respect to the Arrangement Resolution in accordance with the provisions of the QBCA, the Interim Order and the requirements of any applicable regulatory authority;

(ii)
obtain all consents, approvals and authorizations as are required to be obtained by Richmont or any of the Richmont Subsidiaries under any applicable Laws or from any Governmental Entity that would, if not obtained, materially impede the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on Richmont, including the Competition Act Approval;

(iii)
effect all necessary registrations, filings and submissions of information required by Governmental Entities to be effected by it in connection with the transactions contemplated by this Agreement and participate, and appear in any proceedings of, any Party hereto before any Governmental Entity in connection with the transactions contemplated by this Agreement, including the Competition Act Approval;

(iv)
oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated by this Agreement or seeking to stop, or otherwise adversely affecting the ability of the Parties hereto to consummate, the transactions contemplated hereby;

(v)
cause the issuance of the Alamos Shares pursuant to the Arrangement to be exempt from the registration requirements of the 1933 Act pursuant to the Section 3(a)(10) Exemption and in compliance with all applicable U.S. state securities laws;

(vi)
obtain all third party consents, waivers and approvals and give any notices required under any of the material contracts to which Richmont or any of the Richmont Subsidiaries is a party or their respective assets are bound;

(vii)	fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by Richmont;

(viii)
acting reasonably and in good faith, negotiate and document final versions of all agreements, certificates or instruments contemplated by this Agreement on the terms and conditions set forth in this Agreement; and

(ix)
cooperate with Alamos in connection with the performance by it of its obligations hereunder, provided however that the foregoing shall not be construed to obligate Richmont to pay or cause to be paid any monies to cause such performance to occur.

(q)
Keep Fully Informed. Subject to applicable Laws, Richmont shall use commercially reasonable efforts to conduct itself so as to keep Alamos fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(r)
Cooperation. Richmont shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(s)
Representations. Richmont shall use commercially reasonable efforts to conduct its affairs and to cause the Richmont Subsidiaries to conduct their affairs so that all of the representations and warranties of Richmont contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(t)	Taxes. Richmont shall, and shall cause each of the Richmont Subsidiaries to:

(i)	duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all material respects;

(ii)
in a timely manner withhold, collect, remit to the appropriate Governmental Entity and pay all Taxes which are required by applicable Laws to be withheld, collected, remitted or paid by it to the extent due and payable;

(iii)	not make or rescind any material express or deemed election relating to Taxes, except with the consent of Alamos, such consent not to be unreasonably withheld;

(iv)
not make a request for a Tax ruling or enter into any agreement with any Governmental Entity or consent to any extension or waiver of any limitation period with respect to Taxes, except with the consent of Alamos, such consent not to be unreasonably withheld;

(v)
not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, except with the consent of Alamos, such consent not to be unreasonably withheld; and

(vi)
not change any of its methods of accounting for income Tax purposes from those employed in the preparation of its income Tax Returns for the taxation year ended December 31, 2016, except as may be required by applicable Laws or IFRS.

4.2    Covenants of Alamos
Subject to the other terms and conditions of this Agreement, Alamos hereby covenants and agrees with Richmont as follows:

(a)	Alamos Meeting. In a timely and expeditious manner, Alamos shall:

(i)
prepare the Alamos Circular, provide Richmont with a reasonable opportunity to comment thereon, reasonably consider all comments provided thereon by Richmont, and subsequently file the Alamos Circular, together with any other documents required by applicable Laws, in all jurisdictions where the Alamos Circular is required to be filed and mail the Alamos Circular, in accordance with all applicable Laws, in and to all jurisdictions where the Alamos Circular is required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof and in the form and containing the information required by all applicable Laws, including all applicable corporate and securities legislation and requirements and the rules of the TSX, and not containing any misrepresentation (as defined under applicable securities Laws) with respect thereto, other than with respect to any information relating to and provided by Richmont. The Alamos Circular will include information in sufficient detail to permit the Alamos Shareholders to form a reasoned judgment concerning the matters to be placed before them at the Alamos Meeting;

(ii)
subject to the terms of this Agreement: (A) take all commercially reasonable lawful action to solicit proxies in favour of the Alamos Resolution, including retaining a proxy solicitation agent to solicit in favour of the Alamos Resolution; (B) recommend (and the Alamos Board shall in the Alamos Circular unanimously recommend) to all Alamos Shareholders that they vote in favour of the Alamos Resolution; (C) not withdraw, modify or qualify, or publicly propose to or publicly state that it intends to withdraw, modify or qualify in any manner adverse to Richmont such recommendation or the unanimous approval, recommendation or declaration of advisability of the Alamos Board (an “Alamos Change in Recommendation”), it being understood that failing to affirm the approval or recommendation of the Alamos Board of the transactions contemplated hereinafter an Acquisition Proposal in respect of Alamos has been publicly announced shall be considered an adverse modification except as expressly permitted by Sections 6.1 and 6.2 hereof; and (D) include in the Alamos Circular the Alamos Board Approval and a statement that each director and officer of Alamos intends to vote all of such Person’s Alamos Shares in favour of the Alamos Resolution;

(iii)	convene and conduct the Alamos Meeting in accordance with Alamos’s constating documents and applicable Laws as soon as reasonably practicable and in any event no later than November 27, 2017 (or such later date as may be consented to by Richmont or otherwise permitted pursuant to this Agreement);

(iv)	provide notice to Richmont of the Alamos Meeting and allow representatives of Richmont to attend the Alamos Meeting;

(v)
at the reasonable request of Richmont from time to time Alamos shall provide Richmont with a list (in both written and electronic form) of the registered Alamos Shareholders, together with their addresses and respective holdings of Alamos Shares and with a list of the names and addresses and holdings of all Persons having rights issued by Alamos to acquire Alamos Shares (including holders of Alamos stock options) and a list of non-objecting beneficial owners of Alamos Shares, together with their addresses and respective holdings of Alamos Shares. Alamos shall from time to time require that its registrar and transfer agent furnish Richmont with such additional information, including updated or additional lists of Alamos Shareholders and lists of holdings and other assistance as Richmont may reasonably request;

(vi)
provide Richmont with information on the proxies received and the Alamos Shareholder votes on the Alamos Resolution on a daily basis commencing at least ten Business Days before the date of the Alamos Meeting to the extent that such information is available to Alamos; and

(vii)
except as required by applicable Law, or with the prior written consent of Richmont, which shall not be unreasonably withheld, conditioned or delayed, the Alamos Resolution shall be the only matter of business transacted at the Alamos Meeting; provided that, if Alamos is required by applicable Law, or permitted by Richmont in writing, to transact any other item of business at the Alamos Meeting, Alamos shall cause the Alamos Resolution to be considered and voted upon before any other item of business to be transacted at the Alamos Meeting.

(b)
Amendments to Alamos Circular. In a timely and expeditious manner and subject to providing Richmont with a reasonable opportunity to comment thereon, Alamos shall prepare and file any mutually agreed amendments or supplements to the Alamos Circular (which amendments or supplements shall be in a form satisfactory to the Parties, acting reasonably), complying in all material respects with all applicable Laws on the date of the mailing thereof.

(c)
Adjournment. Alamos shall not adjourn, postpone or cancel the Alamos Meeting (or propose to do so), except: (i) in the case of an adjournment, if quorum is not present at the Alamos Meeting; (ii) in the case of an adjournment or postponement, for any bona fide reason entirely beyond the control of Alamos, acting in good faith, provided that such reason is not related in any manner whatsoever to an Acquisition Proposal; (iii) if required by applicable Laws; or (iv) if otherwise agreed with Richmont. For greater certainty, no Alamos Change in Recommendation shall relieve Alamos from its obligation to proceed to call and hold the Alamos Meeting and to hold the vote on the Alamos Resolution (provided that, except as required under applicable Laws, Alamos shall be relieved from its obligations to actively solicit proxies in favour of the Alamos Resolution in such circumstances), except in circumstances where this Agreement is terminated in accordance with the terms hereof.

(d)
Information for Richmont Circular. In a timely and expeditious manner, Alamos shall provide to Richmont all information as may be reasonably requested by Richmont so as to permit Richmont Shareholders to make a reasoned judgment in respect of the Arrangement Resolution, or as required by the Interim Order or applicable Laws with respect to Alamos and the Alamos Subsidiaries and their respective businesses and properties for inclusion in the Richmont Circular or in any amendment or supplement to the Richmont Circular that complies in all material respects with all applicable Laws on the date of the mailing thereof and containing all material facts relating to Alamos and the Alamos Subsidiaries required to be disclosed in the Richmont Circular (including any pro forma financial statements) and not containing any misrepresentation (as defined under applicable Laws) with respect thereto. Alamos shall use commercially reasonable efforts to obtain consents of auditors and other advisors to use financial, technical or expert information in the Richmont Circular and fully cooperate with Richmont in the preparation of the Richmont Circular.

(e)
Usual Business. Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement, prior to the Effective Time, Alamos shall, and shall cause the Alamos Subsidiaries to, conduct business primarily in the usual course of a mineral exploration, development and exploitation business.

(f)
Copy of Documents. Except as otherwise provided herein, Alamos shall furnish promptly to Richmont a copy of any filings made under any applicable Laws and any dealings or communications with any Governmental Entity, Securities Authority, the SEC or any stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement (except where such material is confidential, in which case it will be provided (subject to applicable Laws) to the other Party’s outside counsel on an “external counsel” basis).

(g)
Certain Actions Prohibited. Other than as required or expressly permitted or specifically contemplated by this Agreement or disclosed in the Alamos Disclosure Letter, Alamos shall not, without the prior written consent of Richmont, which consent shall not be unreasonably withheld, conditioned or delayed, directly or indirectly do, or (where applicable) cause or permit any of the Alamos Subsidiaries to do, any of the following prior to the Effective Time:

(i)
issue, sell, grant, or agree to issue, sell or grant, any Alamos Shares or other securities of Alamos (other than the issue of Alamos Shares pursuant to outstanding options, warrants, convertible securities and other rights to acquire Alamos Shares in accordance with their terms) in one or more related or unrelated transactions for aggregate consideration in excess of $50 million or representing, on a fully diluted basis, in excess of 2% of the total number of Alamos Shares issued and outstanding as of the date hereof;

(ii)
other than pursuant to obligations or rights under existing contracts, agreements and commitments, sell, lease, encumber or otherwise dispose of, or permit any of the Alamos Subsidiaries to sell, lease, encumber or otherwise dispose of, any property or assets in one or more related or unrelated transactions having an aggregate fair market value, or for aggregate consideration, in excess of $100 million, or enter into any agreement or commitment in respect of any of the foregoing;

(iii)	amend or propose to amend the articles or by-laws of Alamos;

(iv)
reduce its stated capital, or split, combine or reclassify any of the Alamos Shares, propose a rights offering of securities to the holders of Alamos Shares, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Alamos Shares (other than quarterly or semi-annual cash dividends in respect of the Alamos Shares paid in the ordinary course of business of Alamos);

(v)
adopt any resolutions or enter into any agreement providing for the reorganization, liquidation, winding-up or dissolution or any similar extraordinary transaction in respect of itself, or adopt any plan of liquidation;

(vi)
acquire or agree to acquire, or permit any of the Alamos Subsidiaries to acquire or agree to acquire, in one or more related or unrelated transactions, any one or more corporations, partnerships or other Persons (or material interests therein) or divisions of any corporations or other entities, or any other material assets whatsoever, for aggregate consideration in excess of $100 million, or enter into any agreement or commitment in respect of any of the foregoing; or

(vii)
initiate any material discussion, negotiations or filings with any Governmental Entity or other third party regarding any matter relating to Richmont (including with respect to the Arrangement or the transactions contemplated by this Agreement or regarding the status of the Richmont Property or the Richmont Mineral Rights) without the prior consent of Richmont, such consent not to be unreasonably withheld, conditioned or delayed.

(h)	Certain Actions. Alamos shall:

(i)
not take any action, or refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or that would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by Alamos in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made or that could reasonably be expected to have a Material Adverse Effect on Alamos; and

(ii)
promptly notify Richmont in writing of: (A) any Material Adverse Effect, or any change, event, occurrence or state of facts that could reasonably be expected to become a Material Adverse Effect, in respect of Alamos, and (B) any material Governmental Entity or third Person complaints, investigations or hearings (or communications indicating that the same may be contemplated).

(i)
Satisfaction of Conditions. Alamos shall use commercially reasonable efforts to satisfy, or cause to be satisfied, all of the conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using commercially reasonable efforts to:

(i)	obtain the approval of the Alamos Shareholders with respect to the Alamos Resolution in accordance with the provisions of the OBCA and the requirements of the TSX;

(ii)
obtain all consents, approvals and authorizations as are required to be obtained by Alamos or any of the Alamos Subsidiaries under any applicable Laws or from any Governmental Entity that would, if not obtained, materially impede the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on Alamos, including the Competition Act Approval;

(iii)
effect all necessary registrations, filings and submissions of information required by Governmental Entities to be effected by it in connection with the transactions contemplated by this Agreement and participate, and appear in any proceedings of, any Party hereto before any Governmental Entity in connection with the transactions contemplated by this Agreement, including the Competition Act Approval;

(iv)
oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated by this Agreement or seeking to stop, or otherwise adversely affecting the ability of the Parties hereto to consummate, the transactions contemplated hereby;

(v)
cause the issuance of the Alamos Shares pursuant to the Arrangement to be exempt from the registration requirements of the 1933 Act pursuant to the Section 3(a)(10) Exemption and in compliance with all applicable U.S. state securities laws;

(vi)
obtain all third party consents, waivers and approvals and give any notices required under any of the material contracts to which Alamos or any of the Alamos Subsidiaries is a party or its or their respective assets are bound;

(vii)	cause the Alamos Shares to be issued pursuant to the Arrangement to be listed on the TSX and NYSE;

(viii)	fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by Alamos;

(ix)
acting reasonably and in good faith, negotiate and document final versions of all agreements, certificates or instruments contemplated by this Agreement on the terms and conditions set forth in this Agreement; and

(x)
cooperate with Richmont in connection with the performance by Richmont of its obligations hereunder, provided however that the foregoing shall not be construed to obligate Alamos to pay or cause to be paid any monies to cause such performance to occur.

(j)
Cooperation. Alamos shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(k)
Representations. Alamos shall use commercially reasonable efforts to conduct its affairs and to cause the Alamos Subsidiaries to conduct their affairs so that all of the representations and warranties of Alamos contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

4.3    Regulatory Approvals

(a)
As soon as practicable, Richmont and Alamos each shall, as applicable, make any filings, notifications or submissions that may be required or deemed advisable in order to secure the Competition Act Approval, and thereafter use commercially reasonable efforts to obtain the Competition Act Approval as soon as possible.

(b)	Richmont and Alamos each shall promptly:

(i)
supply the other with any information which may be required in order to effectuate such filings, notifications or submissions (except where such material is confidential, in which case it will be provided (subject to applicable Laws) to the other Party’s outside counsel on an “external counsel” basis);

(ii)	supply any additional information which reasonably may be required by the Commissioner; and

(iii)
shall promptly notify the other Party of any written or oral communication received from the Commissioner, and subject to applicable Law, provide the other Party with a copy of any written communication or a written summary of any oral communication.

(c)	Neither Party shall attend any meetings, whether in Person or by telephone, with the Commissioner or any Governmental Entity in connection with the transactions contemplated by this Agreement, unless it provides the other Party with a reasonable opportunity to attend such meetings.

(d)	Each of Alamos and Richmont shall pay half of the governmental fees in connection with the filings, notifications, applications and/or submissions in relation to the Competition Act Approval.
4.4    Indemnification and Insurance

(a)
Alamos agrees that all rights to indemnification or exculpation now existing in favour of current and former directors or officers of Richmont and any of the Richmont Subsidiaries as provided in the articles and by-laws thereof, or in any agreement, and the directors’ and officers’ liability insurance referred to in Section 4.4(c), shall survive the completion of the Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date.

(b)
Richmont shall act as agent and trustee of the benefits of the foregoing for such directors and officers for the purpose of this Section 4.4 and this Section 4.4 shall survive the execution and delivery of this Agreement and the completion of the Arrangement and shall be enforceable against Alamos and the Alamos Subsidiaries by the Persons described in Section 4.4(a) hereof.

(c)
Prior to the Effective Date, Richmont shall arrange and pay for directors’ and officers’ liability “run-off” insurance coverage for a term of six (6) years in favour of its current and former directors and officers, for a lump sum amount not to exceed $[redacted] (unless such additional amount is approved in writing by Alamos).

4.5    Shareholder Rights Plan
Subject to applicable Laws, Richmont shall take all necessary action prior to the Effective Date to (a) render the Richmont Rights Plan inapplicable to the Arrangement and the other transactions contemplated by this Agreement and (b) ensure that the application of any of the relevant provisions of the Richmont Rights Plan to the Arrangement or any of the transactions contemplated by this Agreement shall be waived or the rights thereunder shall be redeemed or terminated immediately prior to the Effective Date.
4.6    Adjustments Regarding Distributions
Without prejudice to the obligations of Alamos pursuant to Section 4.2(g)(iv), if on or after the date hereof, Alamos sets a record date for any dividend or other distribution on an Alamos Share that is prior to the Effective Time or Alamos pays any dividend or other distribution on an Alamos Share prior to the Effective Time, in each case other than quarterly or semi-annual cash dividends in respect of the Alamos Shares paid in the ordinary course of business of Alamos, then the Parties shall make such adjustments to the Exchange Ratio as they determine acting in good faith to be necessary to restore the original intention of the Parties in the circumstances.
4.7    Employment Matters

(a)
The Parties acknowledge that the Arrangement will result in a change of control for purposes of Richmont executive and employee (if applicable) employment and other agreements and benefit and incentive plans (collectively the “Entitlement Plans”), with respect to those Persons who were Richmont executives or employees immediately prior to the Effective Time and who will not be employed or engaged by Alamos or Richmont following the Effective Time (collectively, the “Non-Continuing Employees”). All Non-Continuing Employees will be entitled to all payments, consideration and other benefits upon their termination and/or resignation from Richmont in accordance with the “change of control” provisions contained in the Entitlement Plans.

(b)
No later than ten (10) Business Days prior to the Effective Date, Alamos will provide to Richmont written notice of the employees of Richmont and the Richmont Subsidiaries who will either be offered employment with Alamos or an Affiliate of Alamos or be provided with confirmations of continued employment with Richmont, or a Richmont Subsidiary, as the case may be, at the Effective Time (such Employees being the “Retained Employees”). The Retained Employees shall continue to be employed following the Effective Time on the terms and conditions (including compensation or severance) comparable, in the aggregate, to the terms and conditions on which they are currently employed.

Article 5
CONDITIONS
5.1    Mutual Conditions
The respective obligations of Alamos and Richmont to complete the Arrangement are subject to the fulfillment of the following conditions at or before the Completion Deadline or such other time as is specified below:

(a)
each of the Interim Order and the Final Order shall have been granted in form and substance satisfactory to Alamos and Richmont, each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Alamos or Richmont, each acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolution shall have been passed by the Richmont Shareholders at the Richmont Meeting in accordance with the Interim Order;

(c)
there shall not be in force any Laws, ruling, order or decree, and there shall not have been any action taken under any Laws or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms hereof or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement that has, or could reasonably be expected to have, a Material Adverse Effect on Alamos or Richmont;

(a)
the TSX and NYSE shall have conditionally approved the listing thereon of the Alamos Shares to be issued pursuant to the Arrangement, subject to official notice of issuance and satisfaction of the condition set forth in Section 5.1(e) below;

(b)	the Alamos Resolution shall have been passed by the Alamos Shareholders at the Alamos Meeting;

(c)
(A) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity, in connection with, or required to permit, the completion of the Arrangement including the Laws of any jurisdiction which Alamos and Richmont reasonably determine to be applicable, including the Competition Act Approval, and (B) all third Person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements, the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to, have a Material Adverse Effect on Alamos or Richmont or materially impede the completion of the Arrangement, shall have been obtained or received on terms that are satisfactory to Alamos and Richmont, each acting reasonably;

(d)
the distribution of the Alamos Shares in Canada pursuant to the Arrangement shall be exempt from, or otherwise not subject to, registration and prospectus requirements of applicable Canadian securities Laws and, except with respect to Persons deemed to be “control persons” or the equivalent under applicable securities Laws, the Alamos Shares to be distributed in Canada pursuant to the Arrangement shall not be subject to any resale restrictions under applicable Canadian securities Laws; and

(e)	this Agreement shall not have been terminated pursuant to Section 7.2 hereof.
The foregoing conditions are for the mutual benefit of Alamos and Richmont and may be waived by mutual consent of Alamos and Richmont in writing at any time.
5.2    Richmont Conditions
The obligation of Richmont to complete the Arrangement is subject to the fulfillment of the following additional conditions at or before the Completion Deadline or such other time as is specified below:

(a)
the representations and warranties made by Alamos in this Agreement shall be true and correct in all respects without regard to any materiality or Material Adverse Effect qualifications contained in them, as of the Effective Date, as though made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except to the extent that the failure or failures of such representations and warranties to be so true and correct in all respects, individually or in the aggregate, would not result in a Material Adverse Effect, or such failure resulted from any action taken by or omission of (i) Alamos to which Richmont consented, or (ii) any Party as required or permitted under this Agreement; and Richmont shall have received a certificate of Alamos addressed to Richmont and dated the Effective

Date, signed on behalf of Alamos by a senior executive officer of Alamos (on Alamos’s behalf and without personal liability), confirming the same as at the Effective Date;

(b)
from the date of this Agreement to the Effective Date, there shall not have occurred, and Alamos or any of the Alamos Subsidiaries shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on Alamos; and

(c)
Alamos shall have complied in all material respects with its covenants herein and Richmont shall have received a certificate of Alamos addressed to Richmont and dated the Effective Date, signed on behalf of Alamos by a senior executive officer of Alamos (on Alamos’s behalf and without personal liability), confirming the same as at the Effective Date.

The foregoing conditions are for the benefit of Richmont and may be waived, in whole or in part, by Richmont in writing at any time.
5.3    Alamos Conditions
The obligation of Alamos to complete the Arrangement is subject to the fulfillment of the following additional conditions at or before the Completion Deadline or such other time as is specified below:

(a)
the representations and warranties made by Richmont in this Agreement shall be true and correct in all respects without regard to any materiality or Material Adverse Effect qualifications contained in them, as of the Effective Date, as though made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except to the extent that the failure or failures of such representations and warranties to be so true and correct in all respects, individually or in the aggregate, would not result in a Material Adverse Effect, or such failure resulted from any action taken by or omission of (i) Richmont to which Alamos consented, or (ii) any Party as required or permitted under this Agreement; and Alamos shall have received a certificate of Richmont addressed to Alamos and dated the Effective Date, signed on behalf of Richmont by a senior executive officer of Richmont (on Richmont’s behalf and without personal liability), confirming the same as at the Effective Date;

(b)
from the date of this Agreement to the Effective Date, there shall not have occurred, and Richmont shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on Richmont;

(c)
Richmont shall have complied in all material respects with its covenants herein and Alamos shall have received a certificate of Richmont addressed to Alamos and dated the Effective Date, signed on behalf of Richmont by a senior executive officer of Richmont (on Richmont’s behalf and without personal liability), confirming the same as at the Effective Date;

(d)	holders of not greater than 7.5% of the outstanding Richmont Shares shall have exercised Dissent Rights that have not been withdrawn as of the Effective Date; and

(e)
Alamos shall have received a legal opinion as of the Effective Date (the “Richmont Title Opinion”), in substantially the form and substance as the 2016 opinion, disclosed to Alamos in writing, of Richmont’s legal counsel addressed to Alamos as to Richmont’s and the Richmont Subsidiaries’ title to the Richmont Property and the Richmont Mineral Rights.

The foregoing conditions are for the benefit of Alamos and may be waived, in whole or in part, by Alamos in writing at any time.
5.4    Notice and Cure Provisions
Each Party hereto shall give prompt notice to the other of them of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would be reasonably be expected to:

(a)	cause any of the representations or warranties of such Party hereto contained herein to be untrue or inaccurate in any respect on the date hereof or on the Effective Date;

(b)	result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such Party hereto prior to the Effective Date; or

(c)	result in the failure to satisfy any of the conditions precedent in favour of the other Party hereto contained in Section 5.1, Section 5.2 or Section 5.3 hereof, as the case may be.
Subject as herein provided, a Party hereto may elect not to complete the transactions contemplated hereby by virtue of the conditions contained in Section 5.1, Section 5.2 or Section 5.3 hereof not being satisfied or waived or exercise any termination right arising therefrom; provided, however, that (i) promptly and in any event prior to the Completion Deadline, the Party hereto intending to rely thereon has delivered a written notice to the other Party hereto specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters that the Party hereto delivering such notice is asserting as the basis for the exercise of the termination right, as the case may be, and (ii) if any such notice is delivered, and a Party hereto is proceeding diligently, at its own expense, to cure such matter, if such matter is susceptible to being cured, the Party hereto that has delivered such notice may not terminate this Agreement until the earlier of the Completion Deadline and the expiration of a period of fifteen (15) days from date of delivery of such notice. If such notice has been delivered prior to the date of the Richmont Meeting or the Alamos Meeting, the Richmont Meeting or the Alamos Meeting, or both, as the case may be, shall be adjourned or postponed until the expiry of such period.
5.5    Merger of Conditions
The conditions set out in Section 5.1, Section 5.2 and Section 5.3 hereof shall be conclusively deemed to have been satisfied, fulfilled or waived upon the issuance of the Certificate of Arrangement by the Enterprise Registrar.

Article 6
NON-SOLICITATION AND TERMINATION FEES
6.1    Covenant Regarding Non-Solicitation

(a)
Subject to the provisions of this Article 6, neither Richmont nor Alamos shall, directly or indirectly, through any officer, director, employee, representative, advisor or agent of Richmont or any of the Richmont Subsidiaries or Alamos or any of the Alamos Subsidiaries, respectively (collectively, the “Representatives”), or otherwise, and Richmont and Alamos shall cause the Richmont Subsidiaries and Alamos Subsidiaries, respectively, and their respective Representatives not to:

(i)
solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information, knowingly permitting any visit to facilities or properties of Richmont or any of the Richmont Subsidiaries or Alamos or any of the Alamos Subsidiaries, as applicable, or entering into any form of agreement, arrangement or understanding) any inquiry, proposal, expression of interest or offer that constitutes or that may reasonably be expected to lead to an Acquisition Proposal;

(ii)
participate, directly or indirectly, in any discussions or negotiations regarding any inquiry, proposal, expression of interest or offer that constitutes or that may reasonably be expected to lead to an Acquisition Proposal (provided that Richmont or its Representatives or Alamos or its Representatives, as applicable, may advise any Person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Richmont Superior Proposal or Alamos Superior Proposal, as applicable, if the Richmont Board or Alamos Board, as applicable, has so determined in compliance with the terms of this Article 6) or otherwise cooperate with or assist any effort or attempt to make any Acquisition Proposal;

(iii)
take no position or remain neutral with respect to, agree to, approve or recommend, or propose publicly to take no position or remain neutral with respect to, agree to, approve or recommend any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period ending not later than the end of the fifth Business Day following the public commencement of such Acquisition Proposal shall not be considered a violation of this Section 6.1(a)(iii)) provided that the Richmont Board or Alamos Board, as applicable, has rejected such Acquisition Proposal, and affirmed its recommendation to all Richmont Shareholders or Alamos Shareholders, as applicable, that they vote in favour of the Arrangement Resolution or Alamos Resolution, as applicable, before the end of such fifth Business Day (or in the event that the Richmont Meeting or Alamos Meeting, as applicable, is scheduled to occur within such five Business Day period, prior to the end of the second Business Day prior to the date of the Richmont Meeting or Alamos Meeting, as applicable);

(iv)	make, or propose publicly to make, a Richmont Change in Recommendation or Alamos Change in Recommendation, as applicable, (provided that Richmont or

Alamos shall be permitted to make a Richmont Change in Recommendation or Alamos Change in Recommendation, as applicable, if (i) such Richmont Change in Recommendation or Alamos Change in Recommendation, as applicable, does not relate to, and is not in response to, an Acquisition Proposal, (ii) a Material Adverse Effect has occurred with respect to Richmont or Alamos, as applicable, and (iii) the Richmont Board or Alamos Board, as applicable, determines in good faith after consulting with outside counsel (which may include opinions or advice, written or otherwise) that failure to take such action would be inconsistent with the fiduciary duties of such directors under applicable Laws); or

(v)	accept, enter into, or propose publicly to accept or enter into, any letter of intent, agreement, understanding or arrangement related to any Acquisition Proposal;
provided, however, that, notwithstanding the preceding part of this Section 6.1(a), but subject to the following provisions of Sections 6.1 and 6.2 of this Agreement, the Richmont Board or Alamos Board, as applicable, and, on the direction of the Richmont Board or Alamos Board, as applicable, any of their respective Representatives may, prior to the date of the Richmont Meeting or Alamos Meeting, as applicable, participate, directly or indirectly, in any discussions or negotiations regarding any unsolicited Acquisition Proposal received after the date hereof that constitutes or that may reasonably be expected to lead to a Richmont Superior Proposal or Alamos Superior Proposal, as applicable, and the Richmont Board or Alamos Board, as applicable, may make a Richmont Change in Recommendation or Alamos Change in Recommendation, as applicable, in respect of, approve or recommend to the Richmont Shareholders or Alamos Shareholders, as applicable, or enter into an agreement, understanding or arrangement in respect of a Richmont Superior Proposal or Alamos Superior Proposal, as applicable, in accordance with the provisions of Sections 6.1 and 6.2 but in each case only if: (I) the Acquisition Proposal or Richmont Superior Proposal or Alamos Superior Proposal, as applicable, did not result from, or arise in connection with, a breach of this Agreement by Richmont or Alamos, as applicable, and Richmont or Alamos, as applicable, is in compliance with its obligations under Article 6 of this Agreement or any agreement between the Person making such Acquisition Proposal and Richmont or Alamos, as applicable; (II) the Richmont Board or Alamos Board, as applicable, unanimously determines in good faith after consulting with outside counsel (which may include opinions or advice, written or otherwise) that failure to take such action would be inconsistent with the fiduciary duties of the Richmont Board or Alamos Board, as applicable, under applicable Laws; and (III) prior to entering into substantive discussions or negotiations with or responding to any person regarding such Acquisition Proposal, Richmont or Alamos, as applicable notifies the other Party of the good faith determination of the Richmont Board or Alamos Board, as applicable, that such Acquisition Proposal is or may reasonably be expected to lead to a Richmont Superior Proposal or Alamos Superior Proposal, as applicable.

(b)
Richmont and Alamos shall, and shall cause the Richmont Subsidiaries or Alamos Subsidiaries, as applicable, and their respective Representatives to, immediately terminate and cease any discussions or negotiations with any parties (other than the other Party and its Representatives) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal. Richmont and Alamos shall, and shall cause the Richmont Subsidiaries or Alamos Subsidiaries, as applicable, and their respective Representatives to: (i) discontinue or not allow access to any of Richmont’s or the Richmont Subsidiaries’ or Alamos’ or the Alamos Subsidiaries’ confidential information to any third party and (ii) within one Business Day following the date of this Agreement, request the return or destruction of all information provided to any third party that has entered into a confidentiality agreement with Richmont or any Richmont Subsidiary or Alamos or any Alamos Subsidiary relating to a potential Acquisition Proposal to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured. Richmont and Alamos agree not to, and shall cause the Richmont Subsidiaries or Alamos Subsidiaries, as applicable, and their respective Representatives not to: (A) release any third party from any confidentiality obligations contained in any agreement relating to a potential Acquisition Proposal to which such third party is a party; or (B) waive any provision of, or release or terminate, any non-solicitation, standstill or purpose or use agreement or provision or similar agreements, provisions or restrictions contained in any confidentiality, non-disclosure, standstill or other agreements without the prior written consent of the other Party (which may be withheld or delayed in the other Party’s sole and absolute discretion). Richmont and Alamos also agree not to, and to cause the Richmont Subsidiaries or Alamos Subsidiaries, as applicable, not to, amend, modify or waive any such confidentiality, non-solicitation or standstill agreement or provision and undertakes to enforce, or cause the Richmont Subsidiaries or Alamos Subsidiaries, as applicable, to enforce, such agreements and provisions.

(c)
Each Party shall notify the other Party, at first orally and then, as soon as possible thereafter, in writing, promptly and, in any event, within twenty four (24) hours of the receipt by it, a Richmont Subsidiary or Alamos Subsidiary, as applicable, or any of its respective Representatives, of any Acquisition Proposal, or any amendment thereto, or any request for non-public information relating to Richmont or any of the Richmont Subsidiaries or Alamos or any of the Alamos Subsidiaries, as applicable, in connection with any potential Acquisition Proposal or for access to the properties, books or records of Richmont or Alamos or any of the Richmont Subsidiaries or Alamos Subsidiaries, as applicable, by any Person (other than in the ordinary course of business and unrelated to any potential Acquisition Proposal). Such notice shall include a description of the terms and conditions of, and the identity of the Person making, any Acquisition Proposal, amendment or request. Each Party shall also promptly provide the other Party with (i) a copy of any written notice or other written communication from any Person informing Richmont or Alamos or any of the Richmont Subsidiaries or Alamos Subsidiaries, as applicable, or any of its respective Representatives that such Person is considering making, or has made, an Acquisition Proposal, and (ii) a copy of any Acquisition Proposal (or any amendment thereto) received by Richmont or Alamos or any of the Richmont Subsidiaries or Alamos Subsidiaries, as applicable, or a Representative thereof. Each Party shall keep the other Party informed of the status of any Acquisition Proposal and keep the other Party fully informed as to the material details of all discussions or negotiations with respect thereto.

(d)
If Richmont or Alamos, as applicable, is in compliance with its obligations under Sections 6.1(a) through (c) and receives a request for material non-public information from a Person who is considering making or has made a written Acquisition Proposal (the existence and content of which have been disclosed to the other Party), and the Richmont Board or Alamos Board, as applicable, determines that such proposal constitutes or may reasonably be expected to lead to a Richmont Superior Proposal or Alamos Superior Proposal, as applicable, subject to and as contemplated under this Section 6.1, then, and only in such case, the Richmont Board or Alamos Board, as applicable, may provide such Person with access to information regarding Richmont and the Richmont Subsidiaries or Alamos and the Alamos Subsidiaries, as applicable; provided, however, that (i) Richmont or Alamos, as applicable, shall have entered into a confidentiality and standstill agreement with such Person containing confidentiality, purpose, use, non-solicitation and standstill provisions that are no less restrictive than those contained in the Confidentiality Agreements (however, such confidentiality and standstill agreement may permit such Person to make a non-public Acquisition Proposal to the Richmont Board or Alamos Board, as applicable, in compliance with the terms of this Agreement); (ii) the other Party is provided with a complete list or copies of any and all information provided to such Person on a timely basis (unless such information was previously provided to the other Party); and (iii) the other Party is provided with prompt and similar access to such information (unless such information was previously provided to the other Party).

(e)
Each of Richmont and Alamos shall ensure that the Richmont Subsidiaries or Alamos Subsidiaries, as applicable, and their respective Representatives are aware of the provisions of this Section 6.1, and Richmont or Alamos, as applicable, shall be responsible for any breach of this Section 6.1 by the Richmont Subsidiaries or Alamos Subsidiaries, as applicable, or their Representatives.

6.2    Notice of Superior Proposal Determination

(a)
Neither Richmont or the Richmont Board nor Alamos or the Alamos Board shall accept, approve, recommend or enter into any agreement, arrangement or understanding in respect of a Richmont Superior Proposal or Alamos Superior Proposal, as applicable (other than a confidentiality and standstill agreement contemplated by Section 6.1(d) hereof), unless:

(i)
the Richmont Meeting or Alamos Meeting, as applicable (being the meeting of shareholders of the Party which is the subject of the Richmont Superior Proposal or Alamos Superior Proposal, as applicable), has not occurred;

(ii)
the Person making the Richmont Superior Proposal or Alamos Superior Proposal, as applicable, is not restricted from making such Richmont Superior Proposal or Alamos Superior Proposal, as applicable, pursuant to an existing confidentiality, non-disclosure, standstill or other similar restriction;

(iii)	Richmont or Alamos, as applicable (being the Party which is the subject of the Richmont Superior Proposal or Alamos Superior Proposal, as applicable), has complied with its obligations under Section 6.1 and the other provisions of this Article 6;

(iv)
the Richmont Superior Proposal or the Alamos Superior Proposal, as applicable, does not provide for the payment of any break, termination or other fees or expenses to the party making such proposal in the event that Richmont or Alamos, as applicable, completes the Arrangement or any other similar transaction with the other Party or any of its affiliates agreed prior to any termination of this Agreement;

(v)
in the event of a Richmont Superior Proposal, Richmont has provided Alamos with written notice promptly following the Richmont Board’s determination, that (x) the Acquisition Proposal constitutes a Richmont Superior Proposal, and (y) the Richmont Board intends to accept, approve, recommend or enter into any agreement with respect to such Richmont Superior Proposal, and a period (the “Alamos Response Period”) of five Business Days has elapsed from the date that is the later of: (A) the date on which Alamos receives such written notice; and (B) the date Alamos receives from Richmont a copy of such Richmont Superior Proposal (together with a copy of such agreement and any ancillary agreements including financing documents relating thereto provided to Richmont by the party making such Richmont Superior Proposal);

(vi)
in the event of an Alamos Superior Proposal, Alamos has provided Richmont with written notice promptly following the Alamos Board’s determination, that (x) the Acquisition Proposal constitutes an Alamos Superior Proposal, and (y) the Alamos Board intends to accept, approve, recommend or enter into any agreement with respect to such Alamos Superior Proposal, and a period (the “Richmont Response Period”) of five Business Days has elapsed from the date that is the later of: (A) the date on which Richmont receives such written notice; and (B) the date Richmont receives from Alamos a copy of such Alamos Superior Proposal (together with a copy of such agreement and any ancillary agreements including financing documents relating thereto provided to Alamos by the party making such Alamos Superior Proposal); and

(vii)	this Agreement is terminated pursuant to Section 7.2(j) and Richmont or Alamos, as applicable, has paid the Termination Payment to the other Party in accordance with Section 6.3.

(b)
During the Alamos Response Period or the Richmont Response Period, as applicable, (i) Alamos or Richmont, as applicable, shall have the right, but not the obligation, to propose in writing to amend the terms of this Agreement and the Arrangement and (ii) Richmont or Alamos, as applicable, shall negotiate with the other Party in good faith and in a manner consistent with the fiduciary duties of the Richmont Board or the Alamos Board, as applicable. The Richmont Board or the Alamos Board, as applicable, shall review any proposal by the other Party to amend the terms of this Agreement and the Arrangement in order to determine, in good faith and in a manner consistent with the fiduciary duties of the Richmont Board or the Alamos Board, as applicable, whether the proposed amendment by

Alamos or Richmont, as applicable, upon acceptance by Richmont or Alamos, as applicable, would result in the Acquisition Proposal not being a Richmont Superior Proposal or Alamos Superior Proposal, as applicable. If the Richmont Board or Alamos Board, as applicable, so determines, Richmont or Alamos, as applicable, shall enter into an amended agreement with Alamos or Richmont, as applicable, reflecting the amended proposal of Alamos or Richmont, as applicable, and will promptly reaffirm its recommendation of the Arrangement, as amended.

(c)
Each Party acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 6.2 and Alamos shall be afforded a new Alamos Response Period or Richmont shall be afforded a new Richmont Response Period, as applicable, and the rights afforded in this Section 6.2 shall apply in respect of each such Acquisition Proposal.

(d)
The Richmont Board or Alamos Board, as applicable, shall promptly reaffirm its unanimous recommendation of the Arrangement by press release after: (i) the Richmont Board or Alamos Board, as applicable, determines any Acquisition Proposal which has been publicly announced is not a Richmont Superior Proposal or Alamos Superior Proposal, as applicable; or (ii) the Richmont Board or Alamos Board, as applicable, determines that a proposed amendment to the terms of this Agreement and the Arrangement would result in an Acquisition Proposal which has been publicly announced not being a Richmont Superior Proposal or Alamos Superior Proposal, as applicable, and Richmont or Alamos, as applicable, has so amended the terms of this Agreement and the Arrangement. The Party not required by this Section 6.2(d) to issue such press release and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by the other Party, acting reasonably.

(e)
If the Richmont Circular or Alamos Circular, as applicable, has been sent to Richmont Shareholders or Alamos Shareholders, as applicable, prior to the expiry of the Alamos Response Period or Richmont Response Period, as applicable, and, during such period, Alamos or Richmont, as applicable, requests in writing that the Richmont Meeting or the Alamos Meeting, as applicable, proceed, Richmont or Alamos, as applicable, shall continue to take all reasonable steps necessary to hold the Richmont Meeting or Alamos Meeting, as applicable, and to cause the Arrangement Resolution or the Alamos Resolution, as applicable, to be voted on at the Richmont Meeting or Alamos Meeting, as applicable.

(f)
Where at any time before the Richmont Meeting or Alamos Meeting, as applicable, Richmont or Alamos, as applicable, has provided the other Party with a notice under Section 6.1(c) or Section 6.2(a)(v) or Section 6.2(a)(vi), as applicable, or an Acquisition Proposal has been publicly disclosed or announced, and, in the case of Section 6.2(a)(v) or Section 6.2(a)(vi), as applicable, the Alamos Response Period or Richmont Response Period, as applicable, has not elapsed, then, subject to applicable Laws, at the other Party’s request, Richmont or Alamos, as applicable, will postpone or adjourn the Richmont Meeting or Alamos Meeting, as applicable, at the Richmont Meeting or Alamos Meeting, as applicable (but not beforehand without the other Party’s consent), to a date acceptable to the other Party, acting reasonably, which shall not be less than five days and not more than ten Business Days after the scheduled date of the Richmont Meeting or Alamos Meeting, as applicable, and shall, in the event that Alamos and Richmont amend the terms of this Agreement pursuant to Section 6.2(b), ensure that the details of such amended Agreement are communicated to the Richmont Shareholders or Alamos Shareholders, as applicable, prior to the resumption of the adjourned or postponed Richmont Meeting or Alamos Meeting, as applicable.
6.3    Termination Payment Event
In the event that:

(a)	this Agreement is terminated by either Alamos or Richmont pursuant to Section 7.2(i);

(b)	this Agreement is terminated by either Alamos or Richmont pursuant to Section 7.2(j); or

(c)
this Agreement is terminated by either Alamos or Richmont pursuant to Section 7.2(f) or Section 7.2(g), as applicable, and prior to such termination an Acquisition Proposal shall have been made to Richmont or Alamos, as applicable, and made known to Richmont Shareholders or Alamos Shareholders, as applicable, generally or shall have been made directly to Richmont Shareholders or Alamos Shareholders, as applicable, generally or any Person shall have publicly announced an intention to make an Acquisition Proposal (a “Pending Acquisition Proposal”), and such Pending Acquisition Proposal or announced intention shall not have been publicly withdrawn prior to the Richmont Meeting or Alamos Meeting, as applicable, and within nine (9) months following the termination of this Agreement Richmont or Alamos, as applicable, completes an Acquisition Proposal (whether or not with the Person who made the Pending Acquisition Proposal) (provided that, for the purpose of this Section 6.3(c), all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”), then Richmont or Alamos, as applicable, shall pay to the other Party in any of the circumstances set forth in Sections 6.3(a) or 6.3(b), at the time of the termination of this Agreement and, in the circumstances set forth in Section 6.3(c), within one day following the completion of such Acquisition Proposal, an amount in cash equal to $35,000,000 (the “Termination Payment”), in immediately available funds. Neither Party shall be obligated to make more than one payment pursuant to this Section 6.3. Each Party hereby acknowledges that the Termination Payment is a payment of liquidated damages which are a genuine pre-estimate of the damages which the other Party will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and are not penalties. Each Party hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt of payment of the Termination Payment by the applicable Party, such Party shall have no further claim against the other Party in respect of the failure to complete the Arrangement, provided that nothing herein shall preclude the other Party from seeking injunctive relief to restrain any breach or threatened breach by the first such Party of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.
6.4    Reimbursement of Expenses

(a)	Subject to Section 6.4(b), in the event of termination of this Agreement by:

(i)
either Alamos or Richmont in accordance with Section 7.2(f) due to Richmont’s failure to obtain the approval of Richmont Shareholders of the Arrangement Resolution at the Richmont Meeting, Richmont shall pay, within one (1) Business Day of the termination of this Agreement, an amount equal to the actual expenses incurred by Alamos and the delivery to Richmont of reasonable documentation evidencing such expenses, subject to a maximum amount of $2,000,000, to Alamos as reimbursement for actual out-of-pocket costs and expenses incurred by Alamos with respect to the Arrangement; or

(ii)
either Alamos or Richmont in accordance with Section 7.2(g) due to Alamos’s failure to obtain the approval of Alamos Shareholders of the Alamos Resolution at the Alamos Meeting, Alamos shall pay, within one (1) Business Day of the termination of this Agreement and the delivery to Alamos of reasonable documentation evidencing such expenses, an amount equal to the actual expenses incurred by Richmont subject to a maximum amount of $2,000,000, to Richmont as reimbursement for actual out-of-pocket costs and expenses incurred by Richmont with respect to the Arrangement.

(b)	No amount shall be paid or payable by a Party under this Section 6.4 if such Party has paid the Termination Payment payable pursuant to Section 6.3.
6.5    Compliance with Disclosure Obligations
Nothing contained in Section 6.1 and 6.2 shall prohibit Richmont from responding through a directors’ circular or otherwise as required by applicable securities Laws to an unsolicited Acquisition Proposal that the Richmont Board determines is not a Superior Proposal.
Article 7
AMENDMENT AND TERMINATION
7.1    Amendment
This Agreement may, at any time and from time to time, be amended by mutual written agreement of the Parties hereto without, subject to applicable Laws, further notice to or authorization on the part of the Richmont Shareholders and any such amendment may, without limitation:

(a)	change the time for the performance of any of the obligations or acts of either of the Parties;

(b)	waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any of the Parties; and

(d)	waive compliance with or modify any condition herein contained;

provided, however, that notwithstanding the foregoing, following the Richmont Meeting or the Alamos Meeting or both of them, except as provided in Section 4.6, the Exchange Ratio shall not be amended without the approval of (i) the Richmont Shareholders given in the same manner as required for the approval of the Arrangement Resolution or as may be ordered by the Court or (ii) the Alamos Shareholders given in the same manner as required for the approval of the Alamos Resolution, or (c) both of them, as the case may be. This Agreement and the Plan of Arrangement may be amended in accordance with the Final Order, but in the event that the terms of the Final Order require any such amendment, the rights of the Parties under Sections 5.1, 5.2, 5.3, and 6.3 and Article 7 hereof shall remain unaffected.
7.2    Termination
This Agreement may be terminated at any time prior to the Effective Date:

(a)	by the mutual written consent of Alamos and Richmont, duly authorized by the board of directors of each;

(b)
subject to Section 5.4, by Alamos if Alamos is not in material breach of its obligations under this Agreement and Richmont breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 5.1, 5.2 or 5.3;

(c)
subject to Section 5.4, by Richmont if Richmont is not in material breach of its obligations under this Agreement and Alamos breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 5.1, 5.2 or 5.3;

(d)
by Alamos if Richmont shall have failed to hold the Richmont Meeting by November 27, 2017 (or such later date as may be consented to in writing by Alamos), unless such failure results from an adjournment or postponement of such meeting in the circumstances described in Section 4.1(c), Section 5.4 or Section 6.2(f);

(e)
by Richmont if Alamos shall have failed to hold the Alamos Meeting by November 27, 2017 (or such later date as may be consented to in writing by Richmont), unless such failure results from an adjournment or postponement of such meeting in the circumstances described in Section 4.2(c), Section 5.4 or Section 6.2(f);

(f)	by either Alamos or Richmont if the Richmont Meeting shall have been held and completed and the Arrangement Resolution shall not have been approved by the Richmont Shareholders;

(g)	by either Alamos or Richmont if the Alamos Meeting shall have been held and completed and the Alamos Resolution shall not have been approved by the Alamos Shareholders;

(h)	by either Alamos or Richmont if the Arrangement shall not have been completed by the Completion Deadline; provided, however, that the failure of the Arrangement to be so completed is not the result of the breach of a representation, warranty or covenant by the Party seeking to terminate this Agreement;

(i)	by either Alamos or Richmont if the other Party breaches Section 6.1 or Section 6.2 in any material respect; and

(j)
(a) by Richmont if Richmont proposes to enter into any agreement, arrangement or understanding in respect of a Richmont Superior Proposal in compliance with Sections 6.1 and 6.2 hereof, provided that Richmont has paid the Termination Payment to Alamos or (b) by Alamos if Alamos proposes to enter into any agreement, arrangement or understanding in respect of an Alamos Superior Proposal in compliance with Sections 6.1 and 6.2 hereof, provided that Alamos has paid the Termination Payment to Richmont;

provided that any termination by a Party hereto in accordance with paragraphs (b) through (j) above shall be made by such Party delivering written notice thereof to the other Party hereto prior to the Effective Date and specifying therein in reasonable detail the matter or matters giving rise to such termination right.
7.3    Effect of Termination
In the event of termination of this Agreement by either Alamos or Richmont as provided in Section 7.2, this Agreement shall forthwith become void and have no further effect, and there shall be no liability or further obligation on the part of Alamos or Richmont or their respective officers or directors under the Transaction Documents, except that:

(a)
the provisions of Section 6.3, Section 6.4, Section 8.1, Section 8.2, Section 8.3, Section 8.5, Section 8.7, Section 8.9, Section 8.10 and this Section 7.3 shall remain in full force and effect and shall survive any such termination; and

(b)
neither Alamos nor Richmont shall be released or relieved from any liability arising from any wilful breach by it of any of its representations, warranties, covenants or agreements as set forth in the Transaction Documents.

Article 8
GENERAL
8.1    Notices
Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party hereto shall be in writing and shall be delivered by hand to the Party hereto to which the notice is to be given, sent by facsimile or by electronic mail to the following address or numbers or to such other address or number as shall be specified by a Party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile or by electronic mail be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 5:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.
The addresses and numbers for service of each of the parties hereto shall be as follows:

(a)	if to Richmont:
Richmont Mines Inc.
161 ave Principale
Rouyn-Noranda, QC J9X 4PC

Attention:     Melissa Tardif
Facsimile:     819-797-0166
Email:        mtardif@richmont-mines.com

With a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP
333 Bay Street, Suite 2400
Bay Adelaide Centre, Box 20
Toronto, ON M5H 2T6

Attention:     John Turner
Facsimile:     416-364-7813
Email:        jturner@fasken.com

(b)	if to Alamos:
Alamos Gold Inc.
Brookfield Place
181 Bay Street, Suite 3910
Toronto, ON M5J 2T3
Attention:    Nils F. Engelstad
Facsimile:    416-368-9932
Email:        notice@alamosgold.com

With a copy (which shall not constitute notice) to:

Torys LLP
79 Wellington St. West
Suite 3000, P.O. Box 270, TD Centre
Toronto, ON M5K 1N2
Attention:    Kevin Morris
Facsimile:    (416) 865-7380
Email:        kmorris@torys.com
8.2    Remedies
The Parties hereto acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by any Party and that such breach may cause the non-breaching Party hereto irreparable harm. Accordingly, the Parties hereto agree that, in the event of any such breach or threatened breach of this Agreement by one of the Parties hereto, Alamos (if Richmont is the breaching party) or Richmont (if Alamos is the breaching party) will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Subject to any other provision hereof, including Section 6.1 hereof, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder or at law or in equity to each of the Parties hereto.
8.3    Expenses
Other than as set out in Sections 4.3(d) and 6.4, the Parties hereto agree that all out-of-pocket expenses incurred in connection with this Agreement and the transactions contemplated hereby, the Alamos Meeting, the Richmont Meeting and the preparation and mailing of the Alamos Circular and Richmont Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be paid by the Party hereto incurring such expense and that nothing in this Agreement shall be construed so as to prevent the payment of such expenses. The provisions of this Section 8.3 shall survive the termination of this Agreement.
8.4    Time of the Essence
Time shall be of the essence in this Agreement.
8.5    Entire Agreement
This Agreement, together with the agreements and other documents herein or therein referred to, and the Confidentiality Agreements constitute the entire agreement between the Parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

8.6    Further Assurances
Each Party hereto shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including the Plan of Arrangement.
8.7    Governing Law
This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario.
8.8    Execution in Counterparts
This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Agreement by electronic mail or facsimile shall be effective as delivery of a manually executed counterpart of this Agreement, and any Party delivering an executed counterpart of the signature page to this Agreement by electronic mail or facsimile to any other Party shall thereafter also promptly deliver a manually executed original counterpart of this Agreement to such other Party, but the failure to deliver such manually executed original counterpart shall not affect the validity, enforceability or binding effect of this Agreement.
8.9    Waiver
No waiver or release by any Party hereto shall be effective unless in writing and executed by the Party granting such waiver or release and any waiver or release shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.
8.10    No Personal Liability

(a)
No director or officer of Alamos shall have any personal Liability whatsoever (other than in the case of fraud or willful misconduct) to Richmont under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Alamos.

(b)
No director or officer of Richmont shall have any personal Liability whatsoever (other than in the case of fraud or willful misconduct) to Alamos under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Richmont.

8.11    Enurement and Assignment
This Agreement shall not be assigned by any Party hereto without the prior written consent of the other Party hereto. This Agreement shall enure to the benefit of the Parties and their respective successors and permitted assigns and shall be binding upon the Parties and their respective successors.
<Remainder of Page Intentionally Left Blank>

IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the date first above written.

ALAMOS GOLD INC.
By:	“John A. McCluskey”
Name: John A. McCluskey Title: President and Chief Executive Officer

RICHMONT MINES INC.
By:	“Renaud Adams”
Name: Renaud Adams
Title: President and Chief Executive Officer

A-1

SCHEDULE A
PLAN OF ARRANGEMENT
See attached.

PLAN OF ARRANGEMENT UNDER CHAPTER XVI – DIVISION II
OF THE BUSINESS CORPORATIONS ACT (QUÉBEC)
ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions.
In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the meanings hereinafter set forth:
“Affected Securities” means, collectively, the Richmont Shares, Richmont Options, Richmont RSUs and Richmont DSUs;
“Affected Securityholders” means, collectively, the Richmont Shareholders, the holders of Richmont Options, the holders of Richmont DSUs and the holders of Richmont RSUs;
“Alamos” means Alamos Gold Inc., a corporation amalgamated and existing under the laws of the Province of Ontario;
“Alamos Common Shares” means the Class A common shares in the capital of Alamos;
“Alamos Common Share VWAP” means the volume weighted average price on the Toronto Stock Exchange of the Alamos Common Shares for a five trading day period, starting with the opening of trading on the seventh trading day prior to the Effective Date to the closing of trading on the third trading day prior to the Effective Date, as reported by Bloomberg;
“Arrangement” means the arrangement under Chapter XVI – Division II of the QBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of Richmont and Alamos, each acting reasonably;
“Arrangement Agreement” means the arrangement agreement, dated as of September 11, 2017, by and between Alamos and Richmont, as the same may be amended, amended and restated or supplemented from time to time in accordance with its terms;
“Arrangement Resolution” means the special resolution of the Richmont Shareholders to be considered at the Richmont Meeting, approving, among other things, this Plan of Arrangement;
“Articles of Arrangement” means the articles of arrangement of Richmont in respect of the Arrangement, required by the QBCA to be sent to the Enterprise Registrar after the Final Order is made by the Court, which shall include this Plan of Arrangement and otherwise be in a form and substance satisfactory to Richmont and Alamos, each acting reasonably, subject to any amendments or variations thereto made with the consent of Richmont and Alamos, each acting reasonably;
“Business Day” means any day on which banks are not required or authorized to close in the State of New York, U.S.A., and the Province of Québec, Canada or the Province of Ontario, Canada;

“Certificate of Arrangement” means the certificate of arrangement issued by the Enterprise Registrar pursuant to the QBCA in respect of the Articles of Arrangement;
“Consideration” means 1.385 Alamos Common Shares;
“Consideration Cash Value” means (i) the Exchange Ratio multiplied by (ii) the Alamos Common Share VWAP;
“Contract” means any written or oral agreement, contract, obligation, promise, commitment, loan or credit agreement, employment or severance agreement, note, mortgage, bond, indenture, lease, benefit plan, permit, franchise, license or other instrument, understanding, undertaking or arrangement;
“Court” means the Superior Court of Québec, or other court having jurisdiction in respect of the Arrangement, as applicable;
“Depositary” means such Person as Richmont may appoint to act as depositary in relation to the Arrangement, with the approval of Alamos, acting reasonably;
“Dissent Rights” shall have the meaning ascribed thereto in Section 5.1 of this Plan of Arrangement;
“Dissenting Shareholder” means a registered Richmont Shareholder who has validly exercised its Dissent Rights and has neither withdrawn, nor been deemed to have withdrawn, such exercise of Dissent Rights, but only in respect of the Richmont Shares in respect of which Dissent Rights are validly exercised by such registered Richmont Shareholder;
“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;
“Effective Time” means 12:01 a.m., Eastern Time, on the Effective Date or such other time as agreed to by Alamos and Richmont in writing;
“Enterprise Registrar” means the Enterprise Registrar appointed by the Minister of Revenue of Québec;
“Exchange Ratio” means 1.385;
“Final Order” means the final order of the Court in a form reasonably acceptable to Richmont and Alamos, approving the Arrangement, as such order may be amended by the Court (with the consent of both Richmont and Alamos, which consent shall not be unreasonably withheld) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is reasonably acceptable to both Richmont and Alamos) on appeal;
“Governmental Entity” means any international, multinational, national, federal, provincial, state, municipal, local, foreign or other governmental authority, any instrumentality, subdivision, court, tribunal, administrative agency or commission or other authority thereof, any quasi-governmental or private body exercising any executive, regulatory, judicial, administrative, taxing, importing or other governmental or quasi-governmental authority, or any stock exchange;

“In the Money Amount” means in respect of an option at any time, the amount, if any, by which the aggregate fair market value, at that time, of the shares subject to the option exceeds the aggregate exercise price under the option;
“Interim Order” means the interim order of the Court in a form reasonably acceptable to Richmont and Alamos, providing for, among other things, the calling and holding of the Richmont Meeting, as such order may be amended by the Court with the consent of Richmont and Alamos, which consent shall not be unreasonably withheld;
“Laws” means any statute, law (including common law), ordinance, rule, regulation, code, circulars, order, judgment, injunction, writ, decree, award, governmental guideline, interpretation having force of law or bylaws or other legally binding requirement, in each case of a Governmental Entity;
“Letter of Transmittal” means the letter of transmittal to be sent by Richmont to Richmont Shareholders in connection with the Arrangement;
“Lien” means mortgages, hypothecs, charges, pledges, assignments, liens (statutory or otherwise), security interests, easements, servitudes, encroachments, rights-of-way, rights of refusal, restriction on use or other restrictions, preferential right, “usufruit” or other real or personal right (“droit réel ou personnel”), prior claims, legal hypothecs or encumbrances of any nature whatsoever, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing;
“Person” includes an individual, a corporation, a partnership, “groupement d'intérêt économique”, “société civile”, “société de personnes”, “société en participation”, “société en nom collectif”, a limited liability company, an unlimited liability company, an association, a trust or any other entity or organization, including a Governmental Entity;
“Plan of Arrangement” means this plan of arrangement proposed under Chapter XVI – Division II of the QBCA, and any amendments or variations hereto made in accordance with the terms hereof or of the Arrangement Agreement or upon the direction of the Court in the Final Order;
“QBCA” means the Business Corporations Act (Québec);
“Replacement Option” has the meaning ascribed to such term in Section 3.1(b);
“Replacement RSUs” has the meaning ascribed to such term in Section 3.1(e);
“Retained Employees RSUs” means those RSUs owned by the Retained Employees;
“Richmont” means Richmont Mines Inc., a corporation incorporated and existing under the laws of Québec;
“Richmont Board” means the board of directors of Richmont, as constituted from time to time;
“Richmont DSU Plan” means the deferred share unit plan approved by the Richmont Board on May 5, 2015, as amended on February 17, 2017;

“Richmont DSUs” means deferred share units granted under, or governed by, the Richmont DSU Plan;
“Richmont LTIP” means the omnibus long-term incentive plan as amended and approved on February 17, 2017 providing for the granting of, among other awards, Richmont Options and Richmont RSUs;
“Richmont Meeting” means the special meeting, including any adjournments or postponements thereof, of the Richmont Shareholders held to consider and, if deemed advisable, to approve, the Arrangement Resolution;
“Richmont Options” means share options granted under, or governed by, the Richmont LTIP;
“Richmont Rights Plan” means the shareholder rights plan agreement dated as of March 30, 2017 between Richmont and Computershare Investor Services Inc., as rights agent.
“Richmont RSUs” means restricted share units granted under, or governed by, the Richmont LTIP;
“Richmont Shareholders” means, at any time, the holders of Richmont Shares;
“Richmont Shares” means the common shares in the capital of Richmont;
“Tax Act” means the Income Tax Act (Canada); and
“U.S. Internal Revenue Code” means the United States Internal Revenue Code of 1986.
Words and phrases used herein that are defined in the Arrangement Agreement and not defined herein shall have the same meaning herein as in the Arrangement Agreement, unless the context otherwise requires. Words and phrases used herein that are defined in the QBCA and not defined herein or in the Arrangement Agreement shall have the same meaning herein as in the QBCA, unless the context otherwise requires.

1.2	Interpretation.
For the purposes of this Plan of Arrangement, except as otherwise expressly provided:

(a)
“this Plan of Arrangement” means this Plan of Arrangement, including the recitals and all appendices hereto, and not any particular Article, Section, clause or other subdivision hereof, or recital, schedule or exhibit hereto, and includes any agreement, document or instrument entered into, made or delivered pursuant to the terms hereof, as the same may, from time to time, be supplemented or amended and in effect;

(b)
the words “hereof”, “herein”, “hereto” and “hereunder” and other words of similar import refer to this Plan of Arrangement as a whole and not to any particular Article, Section, clause or other subdivision hereof, or recital, schedule of exhibit hereto;

(c)
unless the context otherwise requires, all references in this Plan of Arrangement to a designated Article, Section, clause or other subdivision, recital, schedule or exhibit are references to the designated Article, Section, clause or other subdivision of, or recital, schedule or exhibit to, this Plan of Arrangement;

(d)
the division of this Plan of Arrangement into Articles, Sections, clauses and other subdivisions, recitals, schedules and exhibits and the insertion of headings and captions are for convenience of reference only and are not intended to interpret, define or limit the scope, extent or intent of this Plan of Arrangement or any provision hereof; and

(e)
a reference to a statute in this Plan of Arrangement includes all regulations, rules, policies or instruments made thereunder, all amendments to such statute, regulations, rules, policies or instruments in force from time to time, and any statutes, regulations, rules, policies or instruments that supplement or supersede such statute, regulations, rules, policies or instruments.

1.3	Date for Any Action.
If the date on which any action is required to be taken hereunder by a party is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.4	Currency.
Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada and “C$” refers to Canadian dollars.

1.5	Time.
Time shall be of the essence in this Plan of Arrangement.
ARTICLE 2
ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement.
This Plan of Arrangement constitutes an arrangement as referred to in Chapter XVI - Division II of the QBCA and is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

2.2	Arrangement Agreement.
This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on Alamos, Richmont, all Affected Securityholders, including Dissenting Shareholders, the registrar and transfer agent of Richmont, the Depositary and all other Persons, in each case, at and after, the Effective Time without any further act or formality required on the part of any Person.

ARTICLE 3
ARRANGEMENT

3.1	Arrangement.
Pursuant to the Arrangement, at the Effective Time, the following transactions shall occur and shall be deemed to occur consecutively in the following order and without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

(a)
notwithstanding the terms of the Richmont Rights Plan, the Richmont Rights Plan shall be terminated and all rights issued pursuant to the Richmont Rights Plan shall be cancelled without any payment in respect thereof;

(b)
each Richmont Option outstanding immediately prior to the Effective Time shall be exchanged for an option (a “Replacement Option”) granted by Alamos to acquire that number of Alamos Common Shares equal to the Exchange Ratio multiplied by the number of Richmont Shares subject to such Richmont Option, provided that the aggregate number of Alamos Common Shares issuable to a holder of Richmont Options pursuant to such Replacement Options shall be rounded down to the nearest whole number of Alamos Common Shares. Such Replacement Option shall have an exercise price per Alamos Common Share equal to the exercise price per Richmont Share of such Richmont Option immediately prior to the Effective Time divided by the Exchange Ratio, provided that the exercise price of such Replacement Option shall be, and shall be deemed to be, adjusted by the amount, and only to the extent, necessary to ensure that the In the Money Amount of such Replacement Option does not exceed the In the Money Amount of such Richmont Option before the exchange. The Replacement Option shall have no vesting provisions and an expiry date of one year from the date of issuance. Except, as provided in this Section 3.1(b), the conditions to and manner of exercising and all other terms and conditions of such Replacement Option will be the same as the Richmont Option for which it is exchanged, and any document or agreement previously evidencing such Richmont Option shall thereafter evidence and be deemed to evidence such Replacement Option.

(c)
each Richmont DSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Richmont DSU Plan, shall, without any further action by or on behalf of the holder thereof, be deemed to be assigned and transferred by such holder to Richmont in exchange for a cash payment from Richmont equal to the amount of the Consideration Cash Value, and each such Richmont DSU shall immediately be cancelled. Notwithstanding the foregoing, any payment or settlement in respect of a Richmont DSU that immediately prior to the exchange described in this Section 3.1(c) constituted deferred compensation subject to Section 409A of the U.S. Internal Revenue Code shall be made on the earliest practicable payment or settlement date for such Richmont DSU that does not give rise to a violation of, or the imposition of taxes or penalties under, Section 409A of the U.S. Internal Revenue Code;

(d)	each Richmont RSU outstanding immediately prior to the Effective Time, other than the Retained Employee RSUs (whether vested or unvested), notwithstanding the terms of the

Richmont LTIP, shall, without any further action by or on behalf of the holder thereof, be deemed to be assigned and transferred by such holder to Richmont in exchange for a cash payment from Richmont equal to the amount of the Consideration Cash Value and each such Richmont RSU shall immediately be cancelled;

(e)
each Retained Employee RSU outstanding immediately prior to the Effective Time shall be exchanged for an award (a “Replacement RSU”) granted by Alamos having a value equal to the value of such Retained Employee RSU immediately prior to the Effective Time, which shall be determined with reference to Alamos Common Shares based on the Exchange Ratio, provided that the Exchange Ratio shall be modified in a manner such that the aggregate fair market value of the Alamos Common Shares to be acquired or received under the Replacement RSU immediately after the issuance of the Replacement RSU will not exceed the aggregate fair market value of the Richmont Shares that would have been acquired or received under the Retained Employee RSU immediately before the issuance of the Replacement RSU. Except as provided in this Section 3.1(e), the terms and conditions of such Replacement RSU will be the same as the Retained Employee RSU for which it is exchanged, and any document or agreement previously evidencing such Retained Employee RSU shall thereafter evidence and be deemed to evidence such Replacement RSU;

(f)
all Richmont Shares held by Dissenting Shareholders shall be deemed to have been assigned and transferred (free and clear of all Liens) to Richmont in exchange for a debt claim against Richmont in an amount determined in accordance with Section 5.1 hereof, and:

(i)
such Dissenting Shareholders shall cease to be the holders of such Richmont Shares and to have any rights as Richmont Shareholders other than the right to be paid the fair value for such Richmont Shares as set out in Section 5.1;

(ii)	the name of each such holder will be removed as a Richmont Shareholder from the registers of Richmont Shareholders maintained by or on behalf of Richmont in respect of the Richmont Shares; and

(iii)
the holder of each such Richmont Share immediately prior to such transfer shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to so assign and transfer such Richmont Share; and

(g)
each Richmont Share (other than Richmont Shares held by Dissenting Shareholders which were assigned and transferred to Richmont pursuant to Section 3.1(f)) shall be deemed to have been assigned and transferred (free and clear of all Liens) to Alamos in exchange for the Consideration.

ARTICLE 4
ARRANGEMENT MECHANICS

4.1	No Fractional Alamos Common Shares.

(a)
In no event shall a Richmont Shareholder be entitled to a fractional Alamos Common Share. Where the aggregate number of Alamos Common Shares to be issued to a Richmont Shareholder pursuant to Section 3.1(h) and Section 4.2(d) would result in a fraction of an Alamos Common Share being issuable, (i) the number of Alamos Common Shares to be received by such former Richmont Shareholder shall be rounded down to the nearest whole Alamos Common Share, and (ii) such former Richmont Shareholder shall receive a cash payment representing such former Richmont Shareholder’s proportionate interest, if any, in the proceeds from the sale by the Depositary (reduced by any fees of the Depositary attributable to such sale), as agent for such former Richmont Shareholders, in one or more transactions, of the number of Alamos Common Shares (which Alamos shall issue to the Depositary on behalf of such Richmont Shareholders) equal to the excess of (a) the aggregate number of Alamos Common Shares that otherwise would, if this Section 4.1(a) did not apply, be issued to the Richmont Shareholders pursuant to Section 3.1(g) and Section 4.2(d) over (b) the aggregate number of Alamos Common Shares issued to Richmont Shareholders as a result of this Section 4.1(a).

4.2	Transfer of Securities

(a)
With respect to each holder of any of the Richmont DSUs outstanding immediately before the Effective Time, upon and at the time of the disposition of such Richmont DSUs effected pursuant to Section 3.1(c):

(i)
such holder of Richmont DSUs shall cease to be a holder of Richmont DSUs, and the name of such holder shall be removed from the register or account of holders of Richmont DSUs maintained by or on behalf of Richmont;

(ii)
the Richmont DSU Plan shall be cancelled and all agreements relating to any of the Richmont DSUs shall be terminated and shall be of no further force and effect (and all rights issued thereunder shall expire); and

(iii)	Richmont shall pay to such holder of Richmont DSUs the cash amount payable to such holder of Richmont DSUs pursuant to Section 3.1(c).

(b)
With respect to each holder of any of the Richmont RSUs (other than the Retained Employee RSUs) outstanding immediately before the Effective Time, upon and at the time of the disposition of such Richmont RSUs effected pursuant to Section 3.1(d):

(i)
such holder of Richmont RSUs shall cease to be a holder of Richmont RSUs, and the name of such holder shall be removed from the register or account of holders of Richmont RSUs maintained by or on behalf of Richmont;

(ii)	the Richmont LTIP shall be terminated and shall be of no further force and effect (and all rights issued thereunder shall expire); and

(iii)	Alamos shall pay to such holder of Richmont RSUs the cash amount payable to such holder of Richmont RSUs pursuant to Section 3.1(d).

(c)	With respect to each Richmont Option and Retained Employee RSU exchanged in accordance with Section 3.1(b) or 3.1(e), as applicable:

(i)
the holder of such Richmont Option or Retained Employee RSU immediately prior to such exchange shall cease to be the holder thereof, the name of such holder shall be removed from the register maintained by or on behalf of Richmont in respect thereof, and such Richmont Option or Retained Employee RSU shall be cancelled;

(ii)
the holder of such Richmont Option or Retained Employee RSU immediately prior to such exchange shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such Richmont Option or Retained Employee RSU with Alamos for the Replacement Option or Replacement RSU, respectively; and

(iii)
the name of the holder of such Richmont Option or Retained Employee RSU immediately prior to such exchange shall be added to the register maintained by or on behalf of Alamos in respect of the Replacement Options or Replacement RSUs, respectively.

(d)
With respect to each Richmont Shareholder (other than Dissenting Shareholders), immediately before the Effective Time, upon and at the time of the transfer of Richmont Shares effected pursuant to Section 3.1(h):

(i)
such Richmont Shareholder shall cease to be a Richmont Shareholder, and the name of such Richmont Shareholder shall be removed from the register of Richmont Shareholders maintained by or on behalf of Richmont;

(ii)
Alamos shall become the transferee (free and clear of all Liens) of such Richmont Shares transferred to Alamos in accordance with Section 3.1(h), and shall be added to the register of holders of Richmont Shares maintained by or on behalf of Richmont;

(iii)
subject to Section 4.1(a), Alamos shall pay and deliver to such Richmont Shareholder the Consideration payable and deliverable to such Richmont Shareholder pursuant to Section 3.1(h), and the name of such Richmont Shareholder shall be added to the register of holders of Alamos Common Shares maintained by or on behalf of Alamos; and

(iv)
an amount equal to the total of all amounts each of which is the fair market value of the Richmont Shares transferred to Alamos by a Richmont Shareholder in exchange for the issuance by Alamos of the Consideration shall be added to the stated capital account maintained by Alamos for the Alamos Common Shares, and Alamos shall be deemed to have purchased each such Richmont Share for a purchase price equal to such fair market value.
ARTICLE 5
DISSENT PROCEDURES

5.1	Rights of Dissent.

(a)
Registered Richmont Shareholders (other than Alamos and its affiliates) may exercise dissent rights with respect to Richmont Shares held by such Dissenting Shareholders (“Dissent Rights”), in connection with the Arrangement pursuant to and in the manner set forth in Chapter XIV of the QBCA, as modified by the Interim Order and this Section 5.1; provided that, notwithstanding Section 376 of the QBCA, the written objection to the Arrangement Resolution referred to in Section 376 of the QBCA must be received by Richmont not later than 5:00 p.m., Eastern Time, two Business Days immediately preceding the date of the Richmont Meeting (as it may be adjourned or postponed from time to time).

(b)
Each Dissenting Shareholder who duly exercises its Dissent Rights in accordance with this Section 5.1 shall be deemed to have assigned and transferred all Richmont Shares held by such Dissenting Shareholder, and in respect of which Dissent Rights have been validly exercised, to Richmont free and clear of all Liens, as provided in Section 3.1(g) and if such Dissenting Shareholder:

(i)
is ultimately entitled to be paid fair value for its Richmont Shares, such Dissenting Shareholder: (A) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(g)); (B) will be entitled to be paid the fair value of such Richmont Shares by Richmont, which fair value, notwithstanding anything to the contrary contained in Chapter XIV of the QBCA, shall be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution was adopted; and (C) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights in respect of such Richmont Shares; or

(ii)
is ultimately not entitled, for any reason, to be paid fair value for such Richmont Shares, such Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same basis as a non‐dissenting holder of Richmont Shares and shall receive for such Richmont Shares the Consideration.

5.2	Recognition of Dissenting Shareholders

(a)
In no circumstances shall Alamos, Richmont or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of the Richmont Shares in respect of which such Dissent Rights are purported to be exercised.

(b)
In addition to any other restrictions under Chapter XIV of the QBCA, none of the following Persons shall be entitled to exercise Dissent Rights: (i) any holder of any of the Richmont DSUs, Richmont RSUs or Richmont Options; and (ii) any Richmont Shareholder who votes or has instructed a proxyholder to vote such Richmont Shareholder’s Richmont Shares in favour of the Arrangement Resolution.

ARTICLE 6
DELIVERY OF CONSIDERATION

6.1	Delivery of Consideration.

(a)
At or before the Effective Time, Alamos shall deposit or cause to be deposited with the Depositary, for the benefit of and to be held on behalf of the Richmont Shareholders, a treasury order or other evidence regarding the issuance of, the aggregate number of Alamos Common Shares required in respect of each Richmont Share pursuant to Section 4.2(d), and unless otherwise agreed to in writing by Alamos and Richmont, Richmont shall deposit or cause to be deposited with the Depositary, for the benefit of and to be held on behalf of the holders of any of the Richmont RSUs and Richmont DSUs, the aggregate cash amount required for the payments in respect of such securities as provided in Section 3.1.

(b)
Upon surrender to the Depositary for cancellation of one or more outstanding Richmont Shares represented by a duly completed and executed Letter of Transmittal, together with the certificate(s), if any, which immediately prior to the Effective Time represented such Richmont Share(s) and any such additional documents and instruments as the Depositary may reasonably require, each Richmont Share so surrendered shall be exchanged by the Depositary, and the Depositary shall deliver to the applicable Richmont Shareholder, as soon as practicable and in accordance with Section 4.2(d), a treasury order or other evidence of, Alamos Common Shares that such Richmont Shareholder is entitled to receive under the Arrangement, less any amounts withheld pursuant to Section 6.3.

(c)
As soon as practicable after the Effective Time, the Depositary shall deliver to each holder of any Richmont RSUs and Richmont DSUs (as reflected on the register maintained by or on behalf of the Richmont in respect of each of the Richmont RSUs and Richmont DSUs), a cheque (or other form of immediately available funds) representing the cash amount that such holder is entitled to receive under the Arrangement, as applicable, less any amounts withheld pursuant to Section 6.3.

(d)
Until surrendered as contemplated by this Section 6.1, each certificate that immediately prior to the Effective Time represented outstanding Richmont Shares shall be deemed, immediately after the completion of the transactions contemplated in Section 4.2(d), to represent only the right to receive upon such surrender the Consideration for such Richmont Shares. Any such certificate formerly representing outstanding Richmont Shares not duly surrendered on or before the sixth (6th) anniversary of the Effective Date shall cease to represent a claim by or interest of any former Richmont Shareholder of any kind or nature against or in Alamos or Richmont.

(e)
Any payment made by way of cheque by the Depositary or by Richmont pursuant to the Arrangement that has not been deposited or has been returned to the Depositary or Richmont or that otherwise remains unclaimed, in each case, on or before the sixth (6th) anniversary of the Effective Date, and any right or claim to payment hereunder that remains outstanding on the sixth (6th) anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of any Affected Securityholder to receive the consideration for any Affected Securities pursuant to the Arrangement shall terminate and be deemed to be surrendered and forfeited to Alamos (or Richmont, as applicable) for no consideration.

(f)
No Affected Securityholder shall be entitled to receive any consideration with respect to Affected Securities other than the consideration to which such Affected Securityholder is entitled to receive in accordance with Section 3.1 and no such Affected Securityholder shall be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends with a record date prior to the Effective Date. No dividend or other distribution declared or made after the Effective Time with respect to Affected Securities or with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Affected Securities.

(g)
All dividends payable with respect to any Alamos Common Shares allotted and issued pursuant to this Arrangement for which a certificate or other evidence of such Alamos Common Shares has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate. The Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such dividends and any interest thereon to which such holder is entitled, net of applicable withholding and other taxes.

6.2	Lost Certificates.

(a)
In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Richmont Shares that were transferred pursuant to this Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will pay and deliver, in exchange for such lost, stolen or destroyed certificate, the Consideration which such holder is entitled to receive pursuant to Section 4.2(d), net of amounts required to be withheld pursuant to Section 6.3. When authorizing such payment and delivery in exchange for any lost, stolen or destroyed certificate, the Person to whom the payment is made shall, as a condition precedent to the delivery thereof, give a bond satisfactory to Richmont, Alamos and the Depositary in such sum as Alamos may direct or otherwise indemnify Alamos in a manner satisfactory to Alamos against any claim that may be made against Alamos with respect to the certificate alleged to have been lost, stolen or destroyed.

6.3	Withholding Rights.

(a)
Each of Richmont, Alamos and the Depositary shall be entitled to deduct or withhold from any consideration otherwise payable to any Affected Securityholder under this Plan of Arrangement such amounts as Richmont, Alamos or the Depositary may be required to deduct or withhold with respect to such payment under the Tax Act or any provision of applicable Laws and shall remit such amounts to the appropriate Governmental Entity. To the extent that an amount is so deducted or withheld and remitted, such amount shall be treated for all purposes as having been paid to the Affected Securityholder in respect of which such deduction or withholding was made.

(b)
Each of Richmont, Alamos and the Depositary that makes a payment to any Richmont Shareholder under this Plan of Arrangement shall be authorized to sell or otherwise dispose of such number of Alamos Common Shares otherwise issuable to such Richmont Shareholder (if any) as is necessary to provide sufficient funds to enable it to comply with its deducting or withholding requirements and such party shall notify the applicable Richmont Shareholder and remit any unapplied balance of the net proceeds of such sale to such Richmont Shareholder.

ARTICLE 7
AMENDMENTS

7.1	Amendments to Plan of Arrangement.

(a)
Richmont and Alamos may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by Richmont and Alamos, each acting reasonably, (iii) be filed with the Court and, if made following the Richmont Meeting, approved by the Court and (iv) be communicated to the Affected Securityholders if and as required by the Court.

(b)
Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Richmont or Alamos at any time prior to the Richmont Meeting (provided that the other of such parties, as applicable, shall have consented thereto in writing) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Richmont Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)
Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Richmont Meeting shall be effective only if (i) it is consented to in writing by each of Richmont and Alamos (in each case, acting reasonably) and (ii) if required by the Court, it is consented to by some or all of the Richmont Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Richmont or Alamos, provided that it concerns a matter which, in the reasonable opinion of Alamos, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Affected Securities.

(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.
ARTICLE 8
FURTHER ASSURANCES

8.1	Further Assurances
Notwithstanding that the Arrangement and other events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out therein.

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SCHEDULE B
RICHMONT SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation
Camflo Mill Inc.	Canada
Louvem Mines Inc.	Quebec
Patricia Mining Corp.	Ontario

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SCHEDULE C
FORM OF ARRANGEMENT RESOLUTION
BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.
The arrangement (the “Arrangement”) under section 414 of the Business Corporations Act (Quebec) (the “QBCA”) involving Richmont Mines Inc. (the “Company”), as more particularly described and set forth in the management information circular (the “Circular”) of the Company accompanying the notice of this meeting, as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

2.
The plan of arrangement (the “Plan of Arrangement”) involving the Company, the full text of which is set out as Schedule A to the Arrangement Agreement made as of September 11, 2017 between Alamos Gold Inc. and the Company (the “Arrangement Agreement”), as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

3.
The Arrangement Agreement, the actions of the directors of the Company in approving the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

4.
Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Superior Court of Quebec, the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.
Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute, under the corporate seal of the Company or otherwise, and to deliver to the Enterprise Registrar under the QBCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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SCHEDULE D
RICHMONT PERMITTED ENCUMBRANCES
[Richmont Permitted Encumbrances redacted]